U.S. SECURITIES AND EXCHANGE COMMISSION

APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN EXEMPTION FROM THE PROVISIONS OF SECTIONS 2(a)(32), 2(a)(35), 22(d), 22(e) AND 26(a)(2)(C) OF THE ACT AND RULE 22c-1 THEREUNDER; FOR AN EXEMPTION FROM SECTIONS 14(a) AND 19(b) OF THE ACT AND RULE 19b-1 THEREUNDER; APPROVING CERTAIN EXCHANGE AND ROLLOVER OPTIONS PURSUANT TO SECTION 11(a) AND SECTION 11(c) OF THE ACT, UNDER SECTIONS 6(c) AND 17(b) OF THE ACT FOR AN EXEMPTION FROM SECTIONS 17(a)(1) AND (a)(2) OF THE ACT AND UNDER SECTION 12(d)(1)(J) OF THE ACT FOR AN EXEMPTION FROM SECTIONS 12(d)(1)(A) AND 12(d)(1)(B) OF THE ACT

Washington, D.C.  20549
All Communications, Notices and Orders to:

Elkhorn Securities LLC
207 Reber Street, Suite 201
Wheaton, Illinois 60187
 Tel: 630-355-4676

Elkhorn Unit Trust
c/o Benjamin Fulton
207 Reber Street, Suite 201
Wheaton, Illinois 60187
Tel: 630-355-4676

Amplify Unit Investment Trust
 c/o Benjamin Fulton
207 Reber Street, Suite 201
Wheaton, Illinois 60187
Tel: 630-355-4676

Copies to:

Kathleen H. Moriarty, Esq
Arnold & Porter Kaye Scholer LLP
250 West 55th Street
New York, NY 10019
 212-836-8276

February 15, 2017

File No. 812-[   ]
 Investment Company Act of 1940

UNITED STATES OF AMERICA

Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of: Elkhorn Securities LLC; Elkhorn Unit Trust; and Amplify Unit Investment Trust	) ) ) ) ) ) ) ) ) ) ) ) ) ) )
APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN EXEMPTION FROM THE PROVISIONS OF SECTIONS 2(a)(32), 2(a)(35), 22(d), 22(e) AND 26(a)(2)(C) OF THE ACT AND RULE 22c-1 THEREUNDER; FOR AN EXEMPTION FROM SECTIONS 14(a) AND 19(b) OF THE ACT AND RULE 19b-1 THEREUNDER; APPROVING CERTAIN EXCHANGE AND ROLLOVER OPTIONS PURSUANT TO SECTION 11(a) AND SECTION 11(c) OF THE ACT, UNDER SECTIONS 6(c) AND 17(b) OF THE ACT FOR AN EXEMPTION FROM SECTIONS 17(a)(1) AND (a)(2) OF THE ACT AND UNDER SECTION 12(d)(1)(J) OF THE ACT FOR AN EXEMPTION FROM SECTIONS 12(d)(1)(A) AND 12(d)(1)(b) OF THE ACT

I. INTRODUCTION

Elkhorn Securities LLC, as depositor and “Sponsor” (hereinafter referred to as “Sponsor”), a trust entity to be created under the name Elkhorn Unit Trust, a trust entity to be created under the name Amplify Unit Investment Trust,  and any future registered unit investment trusts and their respective series for which Elkhorn Securities LLC, serves as a Sponsor (“Trusts,” each series of the Trusts is referred to as a “Series,” and the Trusts together with the Sponsor, Elkhorn Unit Trust and Amplify Unit Investment Trust are collectively the “Applicants”) hereby file this application (“Application”) for an order (“Order”) of the U.S. Securities and Exchange Commission (“Commission”) (i) pursuant to Section 6(c) of the Investment Company Act of 1940 for an exemption from the provisions of Sections 2(a)(32), 2(a)(35), 22(d), 22(e) and 26(a)(2)(c) of the Act and Rule 22c-1; (ii) for an exemption from Sections 14(a) and 19(b) of the Act and Rule 19b-1 thereunder; (iii) pursuant to Section 11(a) and Section 11(c) of the Act, (iv) under sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act and (v) under Section 12(d)(1)(j) of the Act for an exemption from Sections 12(d)(1)(a) and 12(d)(1)(b) of the Act. This Application for exemptions is made on the grounds that such exemptions are appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act Any future Trust and Series that may rely upon the requested order in the future will, at that time, comply with the terms and conditions contained in this Application.1

[1]
For purposes of the relief requested for certain “in-kind” securities transactions described herein, Applicants also include any registered investment company that is affiliated with the Trusts due to the  Sponsor acting as investment advisor to such Trusts (“Trusts”).  All entities that currently intend to rely on the requested order have been named as Applicants.

No form having been specifically prescribed for the Application, Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission under the Act.

The Order would:

1.
permit the sales charge for units of fractional undivided interest (“Units”) of any Series of the Trusts to be imposed on a deferred basis as described in this Application, including imposition of a deferred sales charge subject to variations and waivers in certain circumstances described herein;

2.	grant certain Series exemptions from Sections 14(a) and 19(b) of the Act and Rule 19b-1 thereunder to the extent described herein;
3.
provide approval under Section 11(a) and Section 11(c) of the Act of exchanges of Units of Series sold with front-end or deferred sales charges at reduced sales charges (together with the relief discussed in (1) and (2) above, the “UIT Relief”);

4.	permit individual Units of a Trust converted into exchange-traded format (“Shares”) to be redeemable in large aggregations only (“Creation Units”);
5.
secondary market transactions in Shares at negotiated prices on a national securities exchange as defined in Section 2(a)(26) of the Act (“Listing Exchange”), rather than at net asset value (“NAV”) as required by Section 22(d) of the Act and Rule 22c-1 thereunder;

6.
certain affiliated persons of the ETFs (as defined below), and affiliated persons of such affiliated persons, to buy securities from and sell securities to, the ETFs in connection with the “in-kind” purchase and redemption of Shares;

7.
certain Series that invest in foreign securities to pay redemption proceeds more than seven (7) calendar days after Creation Units are tendered for redemption (together with the relief discussed in (4), (5), (6) and (9), the “ETF Relief”); and

8.
certain affiliated persons of the Trusts and affiliated persons of such affiliated persons as defined in Section 2(a)(3) of the Act, (“Second Tier Affiliates”) to buy securities from, and sell securities to, the Trusts in connection with the “in-kind” purchase and redemption of Creation Units (“12(d)(1) Relief”) (the UIT Relief, ETF Relief and  12(d)(1) Relief collectively  referred to herein as “Relief”).

This Application for exemptions is made on the grounds that such exemptions are appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. No form having been specifically prescribed for the Application, Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission under the Act.

II.	COMPARABILITY OF RELIEF SOUGHT TO PRIOR RELIEF GRANTED BY THE COMMISSION

Applicants seek relief identical to the relief granted by the Commission to (i) certain other unit investment trusts (“UITs”) operating as conventional UITs (“Prior UITs”) and (ii) certain registered investment companies operating as what is commonly referred to as "exchange-traded funds" (“Prior ETFs”)2 and (iii) Prior ETFs that have received 12(d)(1) relief as requested below.

III.	APPLICANTS

A. The Sponsor.  Elkhorn Securities LLC will be the depositor and Sponsor of the Elkhorn Unit Trust and the Amplify Unit Investment Trust Elkhorn Securities LLC is registered under the Securities Exchange Act of 1934 as a broker-dealer, a member of Financial Industry Regulatory Authority, Inc.  (“FINRA”) and a member of Securities Investor Protection Corporation.  The principal office of Elkhorn Securities LLC is  207 Reber Street, Suite 201, Wheaton, Illinois 60187.

B. The Trust and the Series. Elkhorn Unit Trust is, and Amplify Unit Investment Trust will be, a unit investment trust registered under the Act and any future Trust similarly will be a unit investment trust registered under the Act.  Each Series of a Trust (collectively, “Series”) will be created under the laws of one of the U.S. states pursuant to a trust agreement which will contain information specific to that Series and which will incorporate by reference a master trust agreement between a Sponsor and a financial institution that satisfies the criteria in Section 26(a) of the Act (“Trustee”).  The trust agreement and the master trust agreement are referred to collectively as the “Trust Agreement”.

[2]
See, for example, , exchange traded funds organized as open end management investment companies: Goldman Sachs ETF Trust, et al., Investment Company Act Release Nos. 31428 (Jan. 26, 2015) (notice) and 31465 (Feb. 23, 2015) (order); Guggenheim Funds Investment Advisors, LLC, et al., Investment Company Act Release Nos. 30560 (June 14, 2013) (notice) and 30598 (July 10, 2013) (order); Sigma Investment Advisors, LLC, et al., Investment Company Act Release Nos. 30559 (June 14, 2013) (notice) and 30597 (July 10, 2013) (order); and Transparent Value Trust, et al., Investment Company Act Release Nos. 30558 (June 14, 2013) (notice) and 30596 (July 10, 2013) (order) (collectively, “Prior ETF Orders”).

1. General:   The Trusts will be sponsored by the Sponsor and made up of one or more Series of separate unit investment trusts issuing securities to be registered under the Securities Act of 1933, as amended (“1933 Act”).  Each Series will be created by a Trust Agreement between the Sponsor and the Trustee. This Application is made on behalf of all initial and future Trusts and Series conforming to the description contained herein.

While the fundamental structures of the Trusts and the various Series will be similar in most respects, their investment objectives may differ. Applicants currently anticipate that the investment objectives of the initial Series may include capital appreciation and/or income through investment in equity securities, debt securities, or a combination of equity securities and debt securities.  The primary objective of other Series, however, may be different.  Further, the portfolio holdings of a group of Series seeking similar objectives will vary.  Thus, for example, Series that seek taxable income or capital appreciation may be variously invested in the following securities, among others:  intermediate and long-term corporate bonds, preferred or common stocks, American Depositary Receipts (“ADRs”), registered investment company shares, mortgages and mortgage pass-through certificates, including those of the modified type on which payment of principal and interest is guaranteed by the Government National Mortgage Association, and U.S. government securities, including both current interest bearing and zero-coupon Treasury obligations.

Each Series will follow a specified index or rules-based quantitative screening process (each, an “Underlying Index”) compiled and published by a third-party index provider (“Index Provider”) that has been chosen by the Sponsor to meet the particular investment objective of each Series. In each case a Series will fully replicate its Underlying Index; that is, it will fully invest in all of the constituents of its Underlying Index.

The Index Providers are not, and will not be, affiliated with the Sponsor nor any Series, and they will not participate in any way in the creation of a Trust or a Series, nor in the selection of any securities for a Series Portfolio (“Portfolio”). The publisher of each Underlying Index will receive a license fee from the relevant Series for the use of such index pursuant to a license agreement.  Each Index Provider determines, constructs and calculates its Underlying Index without regard to any Series or Trust.  Securities initially deposited in each Portfolio will be those that comprise the Underlying Index on the Business Day immediately prior to the day a Series is first offered to the public.  Such Securities will not necessarily reflect the research opinions or the buy and sell recommendations of the Sponsor.

As the Series are unmanaged and each Portfolio fully replicates its Underlying Index, the-Sponsor will have no discretion to change the Portfolio securities of any Series. However, the Sponsor will be required to eliminate and replace certain securities in a Portfolio when its Underlying Index rebalances (that is, changes the configuration of such Underlying Index by deleting certain existing component securities from, and adding new component securities to, such index). The statutory prospectus (“Prospectus”) for each Series will disclose the rebalancing schedule of the Underlying Index for a Series, be it quarterly, semi-annual or annual. In such cases, the Sponsor must follow the rebalancing of the Underlying Index by deleting the requisite current securities from, and adding the new component securities to, the Portfolio, in the same weight and to the same extent as, the rebalanced Underlying Index.  Deletions from each Series’ Portfolio holdings may be made “in kind” to a redeemer or broker dealer tendering the requisite number of Units (such Units will be cancelled); and additions to replace such deletions may also be made “in kind” by a purchaser of the requisite number of new Units (such purchaser will be subject to a volume discount stated in the Prospectus for each Series).

The creation, issuance and public offering of all Series of the Trusts will be undertaken with a view to full compliance with the requirements of the Act and the 1933 Act.

While the structure of particular Trusts and particular Series will differ in various respects depending on the nature of the underlying Portfolios, the essential procedure to be followed in all cases is for the Sponsor to (i) license an Underlying Index with the Index Provider for use with a particular Series and (ii) acquire a Portfolio of securities that replicates the current configuration of the Underlying Index, believed by the Sponsor to satisfy the standards applicable to the investment objectives of the particular Series, which will then be deposited with the Trustee in exchange for certificates representing Units of fractional undivided interest (“Units”) in the deposited Portfolio.

2. Offering of Conventional Units:  Each Series’ Units initially will be offered to the public through the Sponsor and dealers at a public offering price which during the initial offering period will be based upon the aggregate market value of the underlying securities, or, the aggregate offering side evaluation of the underlying securities if the underlying securities are not listed on a securities exchange, plus a front-end sales charge and/or a deferred sales charge.  This sales charge will be the maximum amount applicable to any particular Series.  It is currently anticipated that the sales charge for the Series will range from 1.95% to 4.95% of the public offering price, generally depending upon the term of the Series.  However, the sales charges of a future Series may vary depending, among other things, on the type of securities in the Portfolios and the term of the Series.  The maximum charge is usually subject to reduction in compliance with Rule 22d-1 under the Act, under certain stated circumstances disclosed in the Prospectus, such as for volume discount purchases.  The structure for volume discounts will depend on the type of the Series and the life of the Series, which can vary.  The maximum sales charge will also be reduced for officers, directors, and employees of the Sponsor and of certain affiliates of the Sponsor. Each Series, for tax purposes, will be structured as a regulated investment company, or “RIC” under the Internal Revenue Code.

The Sponsor may, but is not legally obligated to, maintain a secondary market for Units of outstanding Series (subject to future change).  Other broker-dealers may or may not maintain a secondary market for Units of a Series.  If a secondary market is maintained, investors will be able to purchase Units on the secondary market at the current public offering price plus a front-end sales charge (subject to future change).  Assuming a secondary market is maintained, the sales charge for Series on the secondary market will generally range from about 1.95% to 5.50% of the public offering price, depending on the term of the Series (i.e., the sales charge imposed may decrease over scheduled periods of time as the Series nears termination).  However, the sales charge imposed by a Series on such secondary market (as in the initial offering) will also vary because of, among other things, the type of Portfolio securities held and the term of the Series.  The maximum sales charge imposed in such secondary market may also be subject to reductions based on the amount of Units purchased.  If such a market is not maintained at any time for any Series, holders of Units (“Unitholders”) of such a Series may redeem their Units through the Trustee at prices generally based upon the aggregate bid side evaluation of the underlying debt securities and closing sales price for equity securities. The Units of each Series may be “notice listed” only on a national securities exchange for ease of listing and transition purposes should a Conversion Event (defined below) occur for a given Series.

 Units will be redeemable if (i) the Sponsor no longer continues maintaining a secondary market and (ii) at termination of the Series or the Trust.  Redemption in all cases will be made at NAV, and may be in cash or “in-kind” as discussed below.

IV.	OVERVIEW OF THE APPLICANTS’ PROPOSAL

Applicants intend that, subject to the receipt of the UIT Relief requested herein, each Trust, its Series (defined below) and its Units initially will be structured, sold, repurchased, and redeemed in the conventional UIT manner. Applicants anticipate that, subject to the receipt of the ETF Relief requested herein, certain identified Series will remain structured as conventional UITs with a stated maturity date, while other identified Series will automatically convert into an “exchange-traded fund” structure, upon the happening of a specified “Conversion Event” as described below. If a Conversion Event does not occur with respect to such a Series, then such Series will remain operating as a conventional UIT; both Series remaining as UITs and Series that do not experience a Conversion Event will continue to make redemptions at NAV, calculated once daily in the manner described herein, until they are terminated in accordance with their terms.

However, if the Conversion Event does occur for a particular Series, the individual Units of such Series will no longer be redeemable but will be listed on one of the national securities exchanges, as defined in Section 2(a)(26) of the Act (each, a “Listing Exchange”) where they will be purchased and sold at intraday negotiated prices rather than at NAV calculated once daily. Creation Units of such Series will be acquired and redeemed at NAV calculated once daily in the manner described herein. Applicants intend that each Series experiencing a Conversion Event and its Units will be structured, sold, repurchased and redeemed in the same manner as that of a conventional exchange-traded fund; that is, each such Series will change its legal structure to that of exchange-traded open end investment company (“ETFs”). The mechanism by which a Series will convert to an ETF (“Conversion Mechanism”) is a patented methodology owned by ACEShares LLC(“IPO Provider”) who will license its use for a fee to be paid by each Series that converts to an ETF.

UITs converting to the ETF structure will be advised by an investment adviser registered with the  Commission under Section 203 of the Investment Advisers Act of 1940, as amended, and any sub-adviser to such ETF will be registered or not subject to registration under the Advisers Act. An initial adviser for an ETF, or an entity controlling, controlled by or under common control with the initial advisers and any successor thereto is included in the term “Adviser”).

A.	Conversion to ETF Format

1. General:   Each Trust Agreement will contain a separate section devoted to the “Conversion Mechanism” which will set forth the conditions and terms pursuant to which any Series which is identified as being subject to a possible conversion will cease operating as a conventional unit investment trust and will commence operations as an ETF, as discussed below.

The Trust Agreement will provide that the Sponsor must notify the Trustee within a stated number of business days that the Threshold Amount (and the Threshold Date, if applicable, (each defined below) has been reached, and that the Trustee must send a conversion notice (“Conversion Notice”) to all Unitholders within a stated number of days of receipt of such notice from the Sponsor.

In the case of a conversion to an ETF, the terms of the Conversion Mechanism will conform to the requirements of Section 11(a) of the Act.

2. Conversion Mechanism:   Each UIT identified in its statutory prospectus (“Prospectus”) as a candidate for conversion into either an ETF will disclose its “Threshold Amount”, identified as such (and may, but is not required to, disclose a “Threshold Date”) which, if reached or surpassed, will trigger the automatic Conversion Mechanism. The Threshold Amount for any Series is expected to be in the range of $25,000,000 to $50,000,000. The Conversion Mechanism will be described in plain English in a separate section at the end of a Series’ Prospectus, fact sheets and other advertising material, if any (collectively, “Information Materials”) and will be found on the Series’ webpage (“Webpage”). If the Threshold Amount (and Threshold Date, if applicable) for a particular Series is reached, the Series will offer an exchange option to Unitholders to exchange their Units into Shares of an existing ETF established as a passive index open-end management company.

1.  If and when a Threshold Amount, and Threshold Date, if applicable, for a Series is reached, the Trustee will publish a press release and place a copy on the Webpage, alert the broker-dealer community and send a Conversion Notice to Unitholders. The Conversion Notice will state:

(a)  the record date for the Conversion Date (“Record Date”) following the date that the Conversion Notice was published by the Trustee;

(b)  the designated conversion  date (“Conversion Date”) and the termination date for the UIT (“Termination Date”);

(c)   that the exchange, and offer of Shares, can only be made pursuant to the relevant statutory prospectus for the ETF (each, an “ETF Prospectus”) which will be distributed to all Unitholders;

(d)  that all costs relating to the Exchange Mechanism will be borne by the Sponsor or the ETF Adviser, as applicable, and not by the Trust nor the ETF;

(e)  that on a specified date prior to the Conversion Date, pursuant to the Trust Agreement, the Trustee will deduct all outstanding costs and expenses of the Trust and apply them on a pro-rata basis for all Unitholders prior to calculating the Trust’s final NAV (“Final NAV”);

(f)  that all Units tendered to the Trustee for redemption on the Conversion Date and all Units exchanged for Shares will be priced at Final NAV;

(g)  that all Units tendered for redemption and Units exchanged for Shares will be cancelled, and that the UIT will be terminated on the Termination Date;

(h)  that Shares received in exchange for Units must be held in a brokerage account and provide Unitholders with instructions as to how to contact the Distributor or broker-dealers if they do not have such an account3;

(i)  that Shares (1) are not redeemable, (2) can only be sold in the secondary market through a broker at current market prices, not NAV, (3) may be subject to brokerage commissions and (4) will not be subject to any up-front or deferred sales charge ;

(j)  that any Unitholder receiving Shares of an ETF will be deemed to have consented to the appointment of the ETF Board and to the approval of the ETF’s advisory contract with the ETF’s Adviser;

(k)  that initial ETF Shares resulting from the tender of Units may be in an initial Creation Unit size that may differ from the established  size mandated for all future Creation Units of Shares4;

(l) that all Units will be converted into whole Shares (with any fractional Shares to be distributed in cash) (note that if the transaction is for Units to be converted into ETFs at the same Final NAV for both, there should not be fractional Units); and

[3]
The Sponsor is investigating whether the CUITs can enter into an arrangement with the CUITs’ Trustee whereby any converted ETF Shares could be held in an omnibus account for the benefit of the shareholders until each such individual can provide the Trustee with specific transfer instructions.

[4]	If the Sponsor or one (or more) Authorized Participants (“APs”) to the ETFs is willing to gross up the transferred amount to a whole Creation Unit size, this will not be necessary.

(m)  that whole Shares received in exchange for Units will not constitute a taxable event but that any cash received in lieu of fractional Shares would be a taxable event.

2. The Trust Agreement will also contain specific powers, procedures and instructions for both the Sponsor and the Trustee to implement the Conversion Mechanism, including that:

(a)  the Sponsor will be authorized to do any and all things necessary to effectuate the exchange of a Series’ Units into Shares of an ETF that is established to use the same Underlying Index and contain the same Portfolio Holdings of such Series as are held on a date specified in the Trust Agreement and stated in the Prospectus, including arranging for the delivery of an ETF Prospectus to each Unitholder of record as of the day the Notice is published; and,

(b)  the Trustee will be authorized to do any and all things necessary to assist the Sponsor in facilitating the exchange of the Units for the Shares, making final redemptions and terminating the UIT; including:

1) transferring all Units held as of the Record Date to the ETF’s Transfer Agent, or sub-transfer agent, if any, for exchange into Shares on the Conversion Date and cancellation of such Units;

 2) making a custodial transfer (i.e., at no cost) of the requisite pro-rata portion of all the Series Portfolio Holdings to the ETF’s custodian;

3) effecting all tenders of Units for redemption at Final NAV;

4) paying out “in-kind” and/or selling the requisite pro-rata portion of all of the Series Portfolio Holdings necessary for receipt of cash redemption proceeds and providing such payments  to redeeming Unitholders no later than a stated number of business  days following the Conversion Date; and,

 5) transferring any license agreements and other intellectual property, if any, to the ETF.

3. Opt Out Provision:   The Unitholders of any Series identified as a candidate for conversion into an ETF will have the option of (i) automatically tendering their Units and accepting new Shares of the ETF, as applicable, in exchange for such Units or (ii) tendering their Units for redemption at Final NAV in cash or in kind, depending upon the number of Units tendered. The UIT Prospectus for each such Series will clearly disclose these options, state that if a Unitholder fails to tender Units for redemption, such Units will be automatically exchanged at Final NAV for Shares on the designated Conversion Date and prominently state that Shares are not redeemable and can only be sold in the secondary market through a broker at current market prices, not NAV and that brokerage commissions may be incurred.

4. Conversion to an ETF: On or before the time that the Threshold Amount/Threshold Date, if applicable, is reached for a particular Series converting into an ETF, the ETF previously will have been established under state law and registered with the Commission under the Act as an open-end management investment company. In addition, the ETF will be structured and operated as a passive index exchange-traded fund in accordance with the terms and conditions of its exemptive orders issued by the Commission granting relief under the 1940 Act.5 The ETF must be fully operational and at such time will have, among other things:

(a)	a board of trustees or directors, the majority of whom will be independent;
(b)	an Adviser registered with the Commission under the Investment Advisors Act of 1940 and an advisory agreement with the Advisor;
(c)	at least an initial Shareholder;
(d)	a Code of Ethics and a compliance officer;
(e)	all service providers necessary to operate the ETF including its administrator, custodian, securities lending agent, insurance provider, DTCC and at least two APs;
(f)	all agreements, contracts, board resolutions, authorizations and listing rules necessary to operate the ETF and to list its Shares on an Exchange; and
(g)
all service providers, agreements, contracts, board resolutions and authorizations necessary to conduct the exchange transaction and issue and exchange its Shares in exchange for Units and the pro-rata Portfolio Holdings.

[5]	The ETF could operate under the ETF Relief herein, if granted, or in reliance upon a different exemption order permitting ETF relief, as granted by the Commission.

The Conversion Mechanism will include the filing of the ETF’s “Registration Statement”, including the ETF Prospectus, on Form N-14, with the Commission. The N-14 will not contain a proxy card because there will be no Unitholder vote required to effect the Conversion Mechanism; and any Unitholder receiving ETF Shares will be deemed to have consented to the appointment of such ETF’s Board and to the approval of the advisory contract with the ETF’s Advisor.

If a Series identified in its Prospectus as a candidate for conversion into an ETF reaches its Threshold Amount and Threshold Date, if applicable; the Trustee will send a Conversion Notice to all Unitholders. As set forth above, among other things, the Conversion Notice will (i) state that the new ETF henceforth will continuously offer its ETF Shares in Creation Units at daily NAV, (ii) list the individual ETF Shares on a Listing Exchange for purchase and sale at market prices, (iii) state that the ETF Shares received in exchange for Units must be held in a brokerage account and (iv) provide Unitholders with instructions as to how to contact the Distributor or broker-dealers if they do not have such an account.

On the specified date prior to the Conversion Date, the Trustee will calculate the Final NAV for the Series. All Units tendered to the Trustee for redemption pursuant to the opt out provision described above will be cancelled and the related Series Portfolio Holdings will be sold for cash and/or distributed in kind so that each tendering Unit holder will receive Final NAV.  Units not so tendered will be exchanged automatically for new ETF Shares at Final NAV. The Trustee will sell or distribute in kind the Portfolio Holdings represented by the Units tendered for redemption; those Portfolio Holdings not sold or distributed in kind will be contributed “in-kind” to the ETF in exchange for new ETF Shares. The Trustee will then terminate the Series and cancel Units tendered or exchanged.

B. Operation of a Series as an ETF

 The procedures, processes, custodial, operational, clearance, settlement, trading, listing and distribution arrangements for the ETFs and their Shares will the same as those for a conventional exchange-traded fund and its shares. The ETF Prospectus will explain the tax consequences of tendering Units for redemption and cancellation; and receiving Shares in exchange for Units after the Conversion Date6.

C. Listing Exchange

Each Series converting to an ETF format will submit an application to list its individual Units (referred to as “Shares” hereinafter)  on a “Listing Exchange” such as the NYSE Arca, and it is expected that one or more member firms will be designated to maintain a market for the Shares trading on the Listing Exchange.7  As long as a Series operates in reliance on an order granting the requested ETF Relief, individual Shares of the Series will be listed on a Listing Exchange. Individual Shares may also be cross-listed on one or more foreign securities exchanges.  Neither the Sponsor nor the Adviser, as applicable, nor the Distributor, nor any affiliated person of a Trust, Series, the Sponsor or Adviser, as applicable, its promoter or principal underwriter will maintain a secondary market in individual Shares.

[6]	It is intended that, as the UIT and the ETF will be RICs that will be holding the same Portfolio Holdings, the exchange of Units for Shares will occur on a tax-free basis.

[7]
If Shares are listed on Nasdaq or a similar electronic Listing Exchange (including NYSE Arca), one or more member firms of that Listing Exchange will act as a market maker (“Market Maker”) and maintain a market for Shares trading on the Listing Exchange. On Nasdaq, no particular Market Maker would be contractually obligated to make a market in Shares.  However, the listing requirements on Nasdaq, for example, stipulate that at least two Market Makers must be registered in Shares to maintain a listing.  In addition, on Nasdaq and NYSE Arca, registered Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions.  No Market Maker will be an affiliated person or a second-tier affiliate of the Trusts, except within Section 2(a)(3)(A) or (C) of the Act due solely to ownership of Shares, as described below.

Individual Shares issued by an ETF will be listed on the Listing Exchange and traded in the secondary market in the same manner as other equity securities.  The price of individual Shares trading on the secondary market will be based on a current bid-offer market.  No secondary sales will be made to brokers or dealers at a concession by the Distributor or by a Trust.  Purchases and sales of individual Shares in the secondary market, which will not involve a Trust, will be subject to customary brokerage commissions and charges.

D. Purchases and Redemptions of Shares and Creation Units of ETFs

  Individual Shares of each ETF will be issued in Creation Units ranging from 25,000 to 50,000 Shares.  Each ETF will offer and sell Creation Units through its respective Distributor on a continuous basis at the NAV per Share next determined after receipt of an order in proper form.  The NAV per Share of each ETF will be determined as of the close of regular trading on the NYSE on each day that the NYSE is open.  A “Business Day” is defined as any day that the ETF is open for business, including as required by Section 22(e) of the Act.  Each Series will sell and redeem Creation Units only on Business Days.  Applicants anticipate that the price of an individual Share of an ETF will range from $5 to $100, and that the price of a Creation Unit will range from $1,000,000 to $2,500,000.

1.  Placement of Orders to Purchase Creation Units of ETFs

(a)  In Kind Purchases:   In order to keep costs low and permit each ETF to be as fully invested as possible, Shares will only be purchased and redeemed in Creation Units and generally on an in-kind basis.  Accordingly, except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments (“Deposit Instruments”), and holders of Creation Units  redeeming their Shares will receive an in-kind transfer of specified instruments (“Redemption Instruments”).8  On any given Business Day, the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, and these instruments may be referred to, in the case of either a purchase or redemption, as the “Creation Basket” unless the ETF is Rebalancing (as defined below). In addition, the Creation Basket will correspond pro rata to the positions in the ETF’s Portfolio (including cash positions),9 except:

[8]
Each Series must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act.  In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, each Series will comply with the conditions of Rule 144A.

[9]	The portfolio used for this purpose will be the same portfolio used to calculate each Series’ NAV for that Business Day.

(i) in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement;

(ii) for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradable round lots;10

(iii) TBA Transactions, derivatives, short positions and other positions that cannot be transferred in-kind11 will be excluded from the Creation Basket12; and

(iv) for temporary periods, to effect changes in the ETFs’ Portfolio as a result of the rebalancing of its Underlying Index (any such change, a “Rebalancing”).

If there is a difference between the NAV attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (“Balancing Amount”).  A difference may occur where the market value of the Creation Basket changes relative to the NAV of each Series for the reasons identified in clauses (i) through (iv) above.

(b) Cash Purchases: Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in-kind, solely under the following circumstances:

i.	to the extent there is a Balancing Amount, as described above;

[10]	A tradable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

[11]	This includes instruments that can be transferred in-kind only with the consent of the original counterparty to the extent the Trust does not intend to seek such consents.

[12]	Because these instruments will be excluded from the Creation Basket, their value will be reflected in the determination of the Balancing Amount (defined below).

ii.	if, on a given Business Day, the ETF announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash;

iii.
if, upon receiving a purchase or redemption order from an Authorized Participant (as defined below), an ETF determines to require the purchase or redemption, as applicable, to be made entirely in cash;[13]

iv.
if, on a given Business Day, an ETF requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because:

x) such instruments are not eligible for transfer through either the NSCC Process or DTC Process (each as defined below); or

y) in the case of an ETF holding foreign securities, such instruments are not eligible for trading due to local trading restrictions, local restrictions, on securities transfers or other similar circumstances; or

v.	if the ETF permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because:

x) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity;

y) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or

z) a holder of Shares of an ETF holding foreign securities would be subject to unfavorable income tax treatment if such holder receives redemption proceeds in-kind.14

[13]
In determining whether a particular Series will sell or redeem Creation Units entirely on a cash or in-kind basis, whether for a given day or a given order, the key consideration will be the benefit that would accrue to such Series and its investors.  For instance, in bond transactions, an Adviser to a Fund ETF may be able to obtain better execution than Share purchasers because of the Adviser’s size, experience or potentially stronger relationships in the fixed income markets.  Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Series from a tax perspective.  In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Series shareholders that would not occur with an in-kind redemption.  As a result, tax considerations may warrant in-kind redemptions

[14]	A “custom order” is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

E. Publication of the Creation Basket

Each Business Day, before the open of trading on the respective Listing Exchange, each ETF will cause to be published through NSCC (as defined below) the names and quantities of the instruments comprising the Creation Basket, as well as the estimated Balancing Amount (if any), for that day.  The published Creation Basket will apply until a new Creation Basket is announced on the following Business Day, and there will be no intra-day changes to the Creation Basket except to correct errors in the published Creation Basket.  The instruments and cash that the purchaser is required to deliver in exchange for the Creation Units it is purchasing, as described in herein, may be referred to as the “Portfolio Deposit.”

F. Settlement Process of Shares of ETFs

All orders to purchase Creation Units must be placed with the Series’ transfer agent, sub-transfer agent, if any or the respective Distributor by or through an “Authorized Participant,” which is a DTC Participant that has executed a “Participant Agreement” with the Distributor.  Authorized Participants may be, but are not required to be, members of the Listing Exchange.  Investors may obtain a list of Authorized Participants from the Distributor.

Purchase orders for an ETF will be processed either through a manual clearing process or through an enhanced clearing process described briefly below.  The enhanced clearing process is available only to those DTC Participants that also are participants in the Continuous Net Settlement System (“CNS”) of the National Securities Clearing Corporation (“NSCC”), a clearing agency registered with the Commission and affiliated with DTC.  The NSCC/CNS system has been enhanced specifically to effect purchases and redemptions of exchange-traded investment company securities, such as Creation Units of Shares.  The enhanced clearing process (“NSCC Process”) simplifies the process of transferring a basket of securities between two parties by treating all of the securities that comprise the basket as a single unit.  By contrast, the manual clearing process (“DTC Process”) involves a manual line-by-line movement of each securities position.  Because the DTC Process involves the movement of hundreds of securities, while the NSCC Process involves the movement of one unitary basket, DTC will charge an ETF more than NSCC to settle a purchase or redemption of Creation Units.

The clearance and settlement of an ETF’s Creation Units will depend on the nature of each security held in its portfolio, consistent with the processes discussed below.  The NSCC Process is not currently available for purchases or redemptions of Creation Units of Shares of an ETF holding foreign equity securities; accordingly, Authorized Participants making payment for orders of any such Creation Units must have international trading capabilities and must deposit the Portfolio Deposit with such ETF “outside” the NSCC Process through each relevant ETF’s custodian and sub-custodians.  Specifically, the purchase of a Creation Unit of an ETF holding foreign securities will operate as follows.  Following the notice of intention, an irrevocable order to purchase Creation Units, in the form required by the ETF, must be received by the Distributor from the Authorized Participant on its own or another investor’s behalf by the Order Cut-Off Time on the Transmittal Date (each as defined below).  Once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser of an ETF, and its custodian.  Once the custodian has been notified of an order to purchase, it will provide necessary information to the sub-custodian(s) of the relevant ETF.  The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the Beneficial Owner on whose behalf it is acting, the relevant Portfolio Deposit.  Deposit Instruments must be delivered to the accounts maintained at the applicable sub-custodians.  All sub-custodians will comply with Rule 17f-5 under the Act.  Once sub-custodians confirm to the custodian that the required securities have been delivered, the custodian will notify the Adviser, as applicable, and Distributor.  The Distributor will then deliver a confirmation and ETF Prospectus to the purchaser.  In addition, the Distributor will maintain a record of the instructions given to the ETF to implement the delivery of Shares. The Shares will settle through DTC.

The Shares and Deposit Instruments of ETFs holding fixed income instruments will clear and settle in the same manner as the fixed income securities and shares of other exchange traded funds that invest in fixed income securities.  Deposit Instruments that are U.S. government or U.S. agency securities and any cash will settle via free delivery through the Federal Reserve System.  Non-U.S. fixed income securities will settle in accordance with the normal rules for settlement of such securities in the applicable non-U.S. market.  The Shares will settle through DTC.  The custodian will monitor the movement of the underlying Deposit Instruments and will instruct the movement of Shares only upon validation that such securities have settled correctly.  The settlement of Shares will be aligned with the settlement of the underlying Deposit Instruments and will generally occur on a settlement cycle of T+3 Business Days or shorter, at the sole discretion of the ETF on behalf of each ETF.15 Applicants do not believe the issuance and settlement of Creation Units in the manner described above will have any negative impact on the arbitrage efficiency or the secondary market trading of Shares.  Applicants do not believe that the clearing and settlement process will affect the arbitrage of Shares of ETFs holding fixed income securities.

All orders to purchase Creation Units, whether through the NSCC Process or the DTC Process, must be received by the Distributor no later than the closing time of the regular trading session on the NYSE (ordinarily 4:00 p.m. ET) (“Order Cut-Off Time”) in each case on the date such order is placed (“Transmittal Date”) in order for the purchaser to receive the NAV per Share determined on the Transmittal Date.  In the case of custom orders, the order must be received by the Distributor, no later than 3:00 p.m. ET, or such earlier time as may be designated by the ETF and disclosed to Authorized Participants.  The Distributor will maintain a record of Creation Unit purchases and will send out confirmations of such purchases.

[15]
Applicants note that Shares of an ETF holding fixed income securities typically will trade and settle on a trade date plus three business days (“T+3”) basis.  Where this occurs, Applicants believe that Shares of each such ETF will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Positions through the Shares’ T+3 settlement date.  As with other investment companies, the Act requires ETFs holding fixed income securities to calculate NAV based on the current market value of portfolio investments, and does not permit such Series to reflect in NAV interest and coupon payments not due and payable.  Therefore, to the extent that Shares of an ETF holding fixed income securities may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicants anticipate that such ETFs may trade in the secondary market at a slight premium to NAV per share that reflects these interest and coupon payments.  Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of an ETF holding fixed income securities.  The Market Makers (and other institutional investors) who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

The Distributor will transmit all purchase orders to the relevant ETF.  The ETF may reject any order that is not in proper form.  After an ETF has accepted a purchase order and received delivery of the Deposit Instruments and any cash payment, NSCC or DTC, as the case may be, will instruct the ETF to initiate “delivery” of the appropriate number of Shares to the book-entry account specified by the purchaser.  The Distributor will furnish an ETF Prospectus and a confirmation order to those placing purchase orders.

G. Pricing of Shares of ETFs

The price of Shares of each Series trading on the Listing Exchange will be based on a current bid/offer market.  The price of Shares of any ETF, like the price of all traded securities, is subject to factors such as supply and demand, as well as the current value of the Portfolio positions held by such ETF (“Portfolio Positions”).  Shares, available for purchase or sale on an intraday basis on the Listing Exchange, do not have a fixed relationship either to the previous day’s NAV per Share nor the current day’s NAV per Share.  Therefore, prices on the Listing Exchange may be below, at, or above the most recently calculated NAV per Share of such Shares.  The price at which Shares trade will be disciplined by arbitrage opportunities created by the ability to purchase or redeem Creation Units at NAV per Share, which should ensure that Shares will not trade at a material premium or discount in relation to NAV per Share.  No secondary sales will be made to brokers or dealers at a concession by the Distributor or by a Trust.  Transactions involving the sale of Shares on the Listing Exchange will be subject to customary brokerage commissions and charges.

H. Redemption of Shares of ETFs

Just as Shares can be purchased from an ETF only in Creation Units, such Shares similarly may be redeemed only by the ETF if tendered in Creation Units (except in the event an ETF is liquidated). Redemption requests must be placed by or through an Authorized Participant.  As required by law, redemption requests in good order will receive the NAV per Share next determined after the request is received in proper form.16  As with purchases, redemptions of Shares may be made either through the NSCC Process or through the DTC Process, depending upon the nature of each security held in each ETF’s Portfolio.

In the event that any ETF is liquidated, the composition and weighting of the Portfolio Positions to be made available to redeemers shall be established as of such liquidation date.  There will not be specific liquidation events applicable to ETFs, but any ETF may be liquidated by a majority vote of its Board of Trustees (“Board”). In the event of a  liquidation, the Board of an ETF could determine to permit the Shares to be individually redeemable.  In such circumstances, the Trust or an ETF might elect to pay cash redemptions to all Beneficial Owners, with an “in-kind” election for Beneficial Owners owning in excess of a certain stated minimum amount.

[16]
Consistent with the provisions of Section 22(e) of the Act and Rule 22e-2 under the Act, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the Act or by the exemptive relief being requested in this Application.

When redeeming a Creation Unit of an ETF holding foreign equity securities and/or fixed income instruments and taking delivery of Redemption Instruments in connection with such redemption into a securities account of the Authorized Participant or investor on whose behalf the Authorized Participant is acting, the owner of the account must maintain appropriate security arrangements with a broker-dealer, bank or other custody provider in each jurisdiction in which any of the Redemption Instruments are customarily traded.

I. Disclosure Documents

Section 5(b)(2) of the Securities Act makes it unlawful to carry or cause to be carried through interstate commerce any security for the purpose of sale or delivery after sale unless accompanied or preceded by a statutory prospectus.  Although Section 4(3) of the Securities Act excepts certain transactions by dealers from the provisions of Section 5 of the Securities Act,17 Section 24(d) of the Act disallows such exemption for transactions in redeemable securities issued by a unit investment trust or an open-end investment company if any other security of the same class is currently being offered or sold by the issuer or by or through an underwriter in a public distribution.

Because Creation Units will be redeemable, will be issued by a unit investment trust or an open end management investment company and will be continually in distribution, the above provisions require the delivery of a statutory or summary ETF Prospectus prior to or at the time of the confirmation of each secondary market sale involving a dealer.

The Distributor will coordinate the production and distribution of ETF Prospectuses to broker-dealers.  It will be the responsibility of the broker-dealers to ensure that an ETF Prospectus is provided for every secondary market purchase of Shares.18

[17]
Applicants note that prospectus delivery is not required in certain instances, including purchases of Shares by an investor who has previously been delivered a prospectus (until such prospectus is supplemented or otherwise updated) and unsolicited brokers’ transactions in Shares (pursuant to Section 4(4) of the Securities Act).  Also, firms that do incur a prospectus-delivery obligation with respect to Shares will be reminded that under Securities Act Rule 153, a prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Listing Exchange in connection with a sale on such Listing Exchange is satisfied by the fact that the Prospectus and SAI are available at such Listing Exchange upon request.

[18]	To the extent that a Series is using a summary prospectus pursuant to Rule 498 under the Securities Act, the summary prospectus may be used to meet the prospectus delivery requirements.

J. Sales and Marketing Materials of ETFs

Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between the Trusts and the ETFs and a traditional “UIT” or an “open-end investment company” or “mutual Fund.”

The UITs that have converted to ETFs will not be advertised or marketed or otherwise “held out” as open-end investment companies, mutual funds or unit investment trusts.  To that end, the designation of the Trusts and the ETFs in all marketing materials will be limited to the terms “exchange-traded Trust,” “ETF”, “investment company,” “Trust” and “trust” without reference to a “mutual fund”, “unit investment trust” or “UIT” except to compare and contrast the Trust and the ETFs with traditional mutual funds and unit investment trusts.  All marketing materials that describe the features or method of obtaining, buying or selling Creation Units or Shares traded on the Listing Exchange, or that refer to redeemability, will prominently disclose that Shares are not individually redeemable shares and will disclose that the owners of Shares may acquire those Shares from the Trust, note again that Section 24(d) of the Act provides that the exemption provided by Section 4(3) of the Securities Act shall not apply to any transaction in a redeemable security issued by a unit investment trustor an open end management company.

K. Availability of Information Regarding Shares of ETFs

(a) The Trust’s Webpage, which will be publicly available before the offering of the initial  Shares of an ETF, will include each Series’ ETF Prospectus, Statement of Additional Information (“SAI”), if applicable, and summary prospectus, if applicable, and additional quantitative information that is updated on a daily basis, including, for each Series, the prior Business Day’s NAV per Share and the market closing price or mid-point of the bid/ask spread at the time of calculation of such NAV per Share (“Bid/Ask Price”), and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV per Share.  The Webpage and information will be publicly available at no charge.  In addition, the Listing Exchange will disseminate, every 15 seconds throughout the regular trading hours, through the facilities of the Consolidated Tape Association, an estimated NAV, which is an amount per Share representing the current value of the Portfolio Positions that were publicly disclosed prior to the commencement of trading in Shares on the Listing Exchange.  Neither the Trust nor any Series will be involved in, or responsible for, the calculation or dissemination of any such amount and will make no warranty as to its accuracy.

The Listing Exchange also is expected to disseminate a variety of data with respect to each ETF on a daily basis by means of CTA and CQ High Speed Lines; information with respect to recent NAV per Share, net accumulated dividend, final dividend amount to be paid, shares outstanding, estimated Balancing Amount and total Balancing Amount per Creation Unit will be made available prior to the opening of the Listing Exchange.  Each ETF will make available on a daily basis and intra-day basis as necessary through NSCC the names and required number of shares of each of the Deposit Instruments in a Creation Unit, as well as information regarding the Balancing Amount.  On each Business Day, before commencement of trading in Shares on a Series’ Listing Exchange, the ETFs will disclose on the Webpage the identities and quantities of the Portfolio Positions and other assets held by such investment company that will form the basis for their calculation of NAV per Share at the end of the Business Day.19  This disclosure will look through any Wholly-Owned Subsidiary and identify the specific Portfolio Positions held by that entity.

[19]
Under accounting procedures followed by the ETFs, trades made on the prior Business Day (“T”) will be booked and reflected in NAV on the current Business Day (“T+1”).  Accordingly, the ETFs will be able to disclose at the beginning of the Business Day the Portfolio that will form the basis for the NAV calculation at the end of the Business Day.

With respect to each ETF, in addition to the list of names and amount of each security constituting the current Deposit Instruments of the Creation Deposit, it is intended that, on each Business Day, the Balancing Amount effective as of the previous Business Day, per outstanding Share of each investment company, will be made available.

L. Transaction Fees

Each ETF will recoup the settlement costs charged by NSCC and DTC by imposing a “Transaction Fee” on investors purchasing or redeeming Creation Units.  For this reason, investors purchasing or redeeming Shares through the DTC Process generally will pay a higher Transaction Fee than will investors doing so through the NSCC Process.  Transaction Fees will be limited to amounts that have been determined by the Sponsor or the Advisor, as applicable,  to be appropriate and will take into account transaction costs associated with the relevant purchase and redemption of Creation Units.  Where an ETF permits an in-kind purchaser or redeemer to deposit or receive cash in lieu of one or more Deposit or Redemption Instruments, the purchaser or redeemer may be assessed a higher Transaction Fee to offset the cost of buying or selling those particular Deposit or Redemption Instruments.  In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to registered open-end management investment companies (“Management Companies”) offering redeemable securities.  From time to time and for such periods as the Sponsor in its sole discretion may determine, the Transaction Fee for the purchase or redemption of Shares of any ETF may be increased, decreased or otherwise modified.

M. Operational Fees and Expenses

All expenses incurred in the operation of the ETFs will be borne by the Trust and allocated among the Trust’s various Series that are ETFs, except to the extent specifically assumed by the Sponsor, supervisor or co-supervisor, if any, the Adviser, if applicable, the Index Provider, the IPO Provider, the Trust’s administrator or sub-administrator(s), if any, or some other party.  Operational fees and expenses incurred by the ETFs that are directly attributable to a specific Series will be allocated and charged to that Series.  Such expenses may include, but will not be limited to, the following, if applicable: the co-supervisory fees for monitoring the Portfolios or the advisory fees, custody fees, brokerage commissions, registration fees of the Commission, the listing fees, fees of the Index Provider and the IPO Provider, and other costs properly payable by each ETF.  Common expenses and expenses which are not readily attributable to a specific Series will be allocated on a pro rata basis or in such other manner as deemed equitable, taking into consideration the nature and type of expense and the relative sizes of each Series.  Such expenses may include, but will not be limited to, the following: legal and audit fees, administration and accounting fees, independent Trustees fees, if applicable, costs of preparing, printing and mailing ETF Prospectuses, summary prospectuses and SAIs, semi-annual and annual reports, proxy statements and other documents required for regulatory purposes and for their distribution to existing shareholders, transfer and sub-transfer agent fees and insurance premiums.  All operational fees and expenses incurred by the Trust will be accrued and allocated to each respective Series on a daily basis, except to the extent expenses are specifically assumed by the Sponsor or some other party.  The administrator, transfer agent, sub-transfer agent, if any, and custodian will provide certain administrative, Trust accounting, transfer agent, sub-transfer and custodial services to each Series for aggregate fees based on a percentage of the average daily net assets of the respective Trust or other basis, out of which it will be expected to pay any fees to sub-administrators, if any. The Sponsor, supervisor, or co-supervisor, if any, the Adviser, if applicable, the IPO Provider, the Index Provider, the administrator, the transfer agent, sub-transfer agent, if any, the dividend disbursing agent, the custodian or any other service provider for the ETFs may agree to cap expenses or to make full or partial fee waivers for a specified or indefinite period of time with respect to one or more of the Series.

N. Transaction Expenses Imposed upon Purchasers

No sales charges for purchases of Shares of any ETFs will be imposed. As indicated above, each ETF will charge a Transaction Fee in connection with the purchase and redemption of Creation Units of its Shares.

O. Reports to Beneficial Owners

With each distribution, each ETF will furnish to the DTC Participants for distribution to Beneficial Owners of Shares of each such Series a statement setting forth the amount being distributed, expressed as a dollar amount per Share.  Beneficial Owners also will receive annually a notification as to the tax status of the ETFs’ distributions.
Promptly after the end of each fiscal year, the ETFs will furnish to the DTC Participants, for distribution to each person who was a Beneficial Owner of Shares at the end of the fiscal year, an annual report of such ETFs containing financial statements audited by independent accountants of nationally recognized standing and such other information as may be required by applicable laws, rules and regulations. Copies of annual and semi-annual shareholder reports will also be provided to the DTC Participants for distribution to Beneficial Owners of Shares.

V.	IN SUPPORT OF THE APPLICATION

Applicants request an order of exemption as described herein pursuant to Section 6(c) thereunder.  Section 6(c) provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act:

“if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of ... [the Act].”

The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.”20  Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act.

Applicants also request an order of exemption as described herein pursuant to Sections 11(a) and 11(c), 17(b) and 12(d)(1)(J) of the Act thereunder, as described more fully below.

VI.	REQUEST FOR ORDER

A. Request for UIT Relief

  1. Proposed Deferred Sales Charge Program. Applicants propose that this program will be applicable to a Series only until it has experienced a Conversion Event.  The Sponsor (like sponsors of similar unit investment trusts) will collect immediately on purchase of Units sales charges in varying amounts which are levied on both primary and, to the extent a secondary market is maintained, secondary market sales of Units, as discussed above.  These sales charges cover, among other things, distribution expenses, sales commissions and the expense of creating and developing a Series.  Because the Series will not be managed, ongoing expenses will generally be low, consisting principally of (i) regular annual charges by the Trustee, (ii) the evaluator’s fee for regular evaluations and (3) the co-supervisory fees for continuing Portfolio supervisory services.

The Sponsor seeks authority to implement a program for one or more Series under which part or all of the sales charge would be deferred, as described below.  The proposed deferred sales charge (“DSC”) program would be disclosed fully in the Prospectus of the Series making this program available and would operate in the manner as discussed below.

The Sponsor will determine the maximum amount of the sales charge as a percentage of the public offering price per Unit, within the then existing limits under FINRA Rule 2341(d),21 and this maximum amount will be stated in the Prospectus for the applicable Series.22  In making such initial determination of such maximum sales charge for each particular Series, the Sponsor may take into account any factors it considers applicable, including the deferral of the sales charge.  The Sponsor will have the flexibility to defer the collection of all or part of the sales charge initially determined as described above over a period (the “Collection Period”) subsequent to the settlement date for the purchase of Units, provided that the Sponsor will in no event add to the deferred amount of the sales charge determined as described above any additional amount for interest or any similar or related charge to reflect or adjust for in any way any “time-value of money” calculation related to such deferral.  Applicants, by means of this Application, also desire to be able to offer certain scheduled variations to the DSC such as volume discounts and waivers under certain circumstances.  As Rule 22d-1 may not extend to such scheduled variations, Applicants request relief from Section 22(d) of the Act, as discussed below.

[20]	Investment Company Act Release No. 17534 (June 15, 1990), at 84.

[21]	Any reference herein to any NASD Conduct Rule includes any successor or replacement FINRA Rule.

[22]	More than one Series may be offered through a single prospectus. If a Series offers the DSC option, the prospectus through which the Series is offered will disclose the DSC program.

(a)  Method by Which the Sponsor Intends to Impose a DSC on Distributions.

Until a Series Experiences a Conversion Event or is Liquidated, the Sponsor presently anticipates collecting a portion of the total sales charge “up front,” i.e., immediately upon purchase of Units.  The outstanding balance owed in respect of the sales charge per Unit, the DSC, will be collected over the remaining Collection Period relevant to each particular Series.  As stated herein, the DSC to be charged will be disclosed in the Prospectus for each affected Series both in a table as required by Form N-1A relating to deferred sales charges, modified as appropriate to reflect the differences between unit investment trusts and open-end investment companies, and a schedule setting forth the number and date of each installment payment to occur during the duration of the Collection Period.  The duration of the Collection Period shall also be stated in such Prospectus.  The Prospectus will also disclose that a ratable portion of the sales charge remaining to be collected will be deducted from each Unitholder’s distributions on the Units or from the principal of the Series (“Distribution Deductions”) during the Collection Period until the total amount of the sales charge per Unit is collected.  In no event will the total of all these amounts exceed the maximum sales charge per Unit determined as described above.

To illustrate the method by which the Sponsor proposes to implement the DSC program, assume the following example:  a Series is structured with a maturity of four (4) years and a maximum sales charge of 3.75% per $1,000 Unit.  In this case, the Sponsor, during the initial offering period, would charge a front-end sales charge of 1.00% of the maximum 3.75% “up front” upon the purchase of Units.  The DSC or the remaining balance of the sales charge (i.e., 2.75%) would then be ratably deducted by the Trustee at quarterly intervals during the Collection Period, which in this example would be years 1, 2, 3 and 4.  (See below for a description of the method by which Distribution Deductions would be made.)  Therefore, in the instant case, during the Collection Period $1.719 per $1,000 Unit would be deducted quarterly for an annual total of $6.88 per $1,000 Unit.  As mentioned above, all sales charges, scheduled variations in sales charges, and amounts and dates of Distribution Deductions (which may be annually, semi-annually, quarterly or monthly depending on the type of Series) will be disclosed in the relevant Prospectus for each Series.

Applicants note that the Sponsor may also implement a periodic sales charge calculated at the time of each deduction as a fixed percentage of the Series’ then net asset value, subject to the maximum percentage amount of the offering price per Unit determined at the inception of the Series.  For example, if the Sponsor determines to charge the maximum amount permitted by FINRA Rule 2341(d) (7.25% in this case), the maximum dollar amount to be collected on any Unit would equal the product of 7.25% times the net asset value of a Unit at the commencement of the Series.  This dollar amount would then be deducted periodically from the Series’ assets by applying a fixed percentage (such as 0.7% per annum) to the Series’ net asset value when deducted.  The deductions may be daily, monthly, quarterly, semiannually, or annually depending on the Series.  Once the aggregate collections of sales charges reach the maximum percentage amount of the offering price per Unit determined at the inception of the Series, no further sales charge deductions for Units would be made.23  Consistent with the discussion above, (1) this collection method would not include an interest factor and the total sales charges collected over time will not exceed the maximum amount determined at the Series’ inception; (2) the overall maximum sales charge will comply with the requirements of FINRA Rule 2341(d); and (3) the Series’ Prospectus will clearly describe the elements of the sales charge, including:  the maximum sales charge (which may be separately disclosed in the Prospectus to reflect the amount of sales charge paid by investors for distribution costs and the amount of sales charge paid to the Sponsor for the creation and development of the Series), the periodic percentage charge, the term over which it will be levied, and the schedule of payments.  Applicants note that this collection methodology has been addressed in several no-action letters and exemptive orders.  See, Equity Income Trust Index Series, pub. avail. December 19, 1996; Nike Securities L.P., pub. avail. February 17, 2000; Ranson & Associates Inc., pub. avail. March 1, 2000; John Nuveen & Co. Incorporated, pub. avail. March 3, 2000; Van Kampen Trusts Inc., pub. avail. March 9, 2000; Salomon Smith Barney Inc., pub. avail. May 11, 2000; Prudential Securities Incorporated, pub. avail. May 23, 2000; and PaineWebber Incorporated, pub. avail. Aug. 18, 2000.  See also Eaton Vance Distributors, Inc. and Eaton Vance Unit Trust, Investment Company Act Rel. No. 31327 (November 4, 2014); Morgan Stanley Smith Barney LLC and Morgan Stanley Global Investment Solutions, Investment Company Act Rel. No. 31086 (June 17, 2014); Elkhorn Securities, LLC and Elkhorn Unit Trust, Investment Company Act Rel. No 30974 (March 5, 2014); TSC Distributors LLC and TSC UITS, Investment Company Act Rel. No. 30501 (April 30, 2013) ); AmericaFirst Quantitative Trust and AmericaFirst Securities, Inc, Investment Company Act Rel. No. 30162 (August 6, 2012) ; Destra Capital Investments LLC and Destra Unit Investment Trust, Investment Company Act Rel. No 30087 (May 30, 2012) (“Release IC-30087”); Incapital LLC and Incapital Unit Trust, Investment Company Act Rel. No. 29949 (February 21, 2012) (“Release IC-29949”); Fixed Income Securities, L.P. et al., Investment Company Act Rel. No.  26593 (Sept. 3, 2004) (order) (“Release IC-26593”); and Matrix Capital Group, Inc. and Matrix Unit Trust, Investment Company Act Rel. No. 25701 (Aug. 14, 2002) (“Release IC-25701”) (collectively, “Prior UIT Orders”).

[23]
Under this methodology, the Depositor would determine the maximum aggregate sales charge at inception of the Series that will be collected through periodic deductions over time.  In general, this fixed amount to be collected will have the greatest impact on investors who paid the least amount for their Units during the initial public offering period because the fixed amount to be collected represents a greater proportion of the amount they invested.  To track payments collected under this method to ensure investors will not pay more than the maximum sales charge, the Depositor will adopt accounting methodologies under which it will determine the investors upon whom the proposed sales charge payments will have the greatest impact (i.e., those who paid the least amount per Unit during the initial public offering period) and then will track the sales charges assessed on these Units.  Once the aggregate collection of sales charges on these Units reaches the maximum amount per Unit determined at the inception of the Series, no further sales charge will be collected for any Units in the applicable Series.  Under this methodology, no investors will ever pay more than the maximum sales charge.

Both the Sponsor and the Trustee will be involved in implementing the DSC program.  All of the mechanics for the operation of the DSC will be contained in the Trust Agreement for each Series, which will set forth the Trustee’s duties as described below.  The Sponsor will impose the front-end sales charge at the time of sale of Units by adding the initial component of the sales charge to the current net asset value of a Series and collecting such portion of the sales charge directly from the purchaser of Units.  The securities confirmation statement sent to each purchaser (“Confirm”) will reflect such initial sales expense charged in connection with the transaction.  In addition, the Confirm will state that the DSC will be imposed on an annual, semi-annual, quarterly or monthly basis, as the case may be, during the Collection Period and will be withdrawn directly from distribution payments made to Unitholders or from sale of assets of the Series.  The Trustee may deduct the Distribution Deductions prior to providing distribution payments to Unitholders of record.  Since all Unitholders will have the same amount per Unit deducted for the duration of the Collection Period, Applicants believe that the Trustee should not find this a difficult system to implement.  At the end of every year, the Trust’s annual statement will reflect the aggregate amount of Distribution Deductions taken, both on a Series and per Unit basis.

To the extent a particular Series provides distribution income (e.g., from dividends and scheduled interest payments on the underlying securities held by such Series) sufficient to make the requisite Distribution Deductions, the Trustee may withdraw the appropriate amount of the DSC from such distribution income and will pay such amount directly to the Sponsor.  Remaining distribution income, if any, will then be distributed to all Unitholders of record on a pro rata basis in the normal course pursuant to the provisions set forth in the Indenture which govern distributions.  Should such distribution income become partially or wholly insufficient to pay such DSC amounts, the Series hold a Portfolio of equity securities or non-income producing securities or to the extent deemed appropriate given the investment objective of the Series, the Trustee, pursuant to the powers granted in the Trust Agreement, will have the ability to sell Portfolio securities in an amount necessary to provide the requisite payments.  Such securities will be typically sold on a pro rata basis so as to leave the remaining composition of the Series similar to its composition prior to such sale, however, the Trust Agreement and Indenture allows the Trustee to sell specific securities.  The requisite amount of the sales expense will be paid by the Trustee directly to the Sponsor; any money remaining will be deposited in the accounts of such Series to be handled by the Trustee in the normal course pursuant to the terms of the Trust Agreement.  The Prospectus for a Series will include disclosure that Portfolio securities may be sold to pay the DSC.  The Prospectus will disclose that securities will be sold pro rata or that a specific security will be designated for such sale.  At the end of every year, the Trust’s annual statement will identify all securities sold and the aggregate dollar amount of sale proceeds received and distributed during the year.

The Sponsor believes that the operation and implementation of the DSC program will be adequately disclosed and explained to potential investors as well as Unitholders.  The Prospectus for each Series will describe the operation of the DSC, including the amount of each Distribution Deduction, the duration of the Collection Period and the dates of the Distribution Deduction.  The Prospectus will also contain disclosure pertaining to the Trustee’s ability to sell securities to pay for DSC expenses.  In addition, as mentioned above, each annual report will provide Unitholders with information as to the aggregate amount of annual DSC payments made by the Trust during the previous fiscal year on both a Series and per Unit basis.  Further, as previously discussed, the Confirm for each Unitholder’s purchase transaction will state both the front-end sales charge imposed and the DSC which will be imposed.  The Confirm will also notify Unitholders that such DSC will be withdrawn in regular installments.

(b)	DSC Imposed on Distributions During All or a Portion of the Life of a Series Including Upon Sales, Redemptions or a Conversion into an ETF.

If the Unitholder either (i) sells or redeems his or her Units, or (ii) converts his or her Units into ETFs, before the total sales charge has been collected from the installment payments, the Sponsor intends to deduct any amount of unpaid DSC expense from sale or redemption proceeds or the conversion of Units into ETF Shares.  The deduction of a DSC under such circumstances would be disclosed in the Prospectus for each affected Series and would apply only to new investors purchasing Units after the date on which such disclosure is made in the Prospectus.  Such DSC paid upon sales, redemptions or the conversion of Units into ETF Shares would be the aggregate amount of the sales charge per Unit determined as described above owing in respect of such Units after subtracting the total amounts theretofore received from the Unitholder pursuant to the Distribution Deductions and from the front-end sales charge paid in connection with the purchase of said Units.  In no event will the DSC collected at the time of sale, redemption or the conversion of Units into ETF Shares exceed the uncollected balance of the aggregate sales charge per Unit determined as described above.  The DSC may also be waived on certain types of sales, redemptions or the conversion Units into ETF Shares as described herein.

In addition, although the Sponsor currently intends to collect any unpaid sales charge upon redemption or sale of Units or the conversion of Units into ETF Shares, the Sponsor may in the future choose to waive collection of this unpaid balance.  Any such waiver would be disclosed in the Prospectus of the relevant Series and will satisfy the conditions of Rule 22d-1.

In determining whether a DSC applies to a particular redemption or sale of Units or the conversion of Units into Shares, the Sponsor will assume that Units owned by a particular investor on which the total aggregate of Distribution Deductions have been collected (and therefore for which no DSC is due) are liquidated first.  Any Units disposed of over and above such amounts will be subject to the DSC, which will be applied on the assumption that Units held for the longest time by such investor are sold or redeemed first, unless the investor directs otherwise.  Therefore, the DSC will be the balance of the sales charge per Unit, determined as of the date of purchase, which remains owing and uncollected.

As noted above, the particulars of the sales charge structure applicable to each Series, including scheduled variations permitted pursuant to the order requested herein, will be described in reasonable detail in the Prospectus of that Series.

The Sponsor believes that the DSC program described above permits Unitholders to reap the benefit of their purchase payments by being fully or almost fully invested from the time of purchase of Units of a particular Series, while allowing payment of the sales charge to be made over a period of time out of Distribution Deductions, or sales of the assets of a Series, and in certain cases, if the investment is not held for the full Collection Period, out of the proceeds of redemptions, sales or the conversion of Units into ETF Shares.  The DSC will not apply to increases in the value per Unit after the date of purchase except as described above and, even if imposed upon sales to the Sponsor or redemptions, may be waived on certain types of redemptions, as discussed more fully below.  The Sponsor submits that it is fair to impose on the redeeming or selling Unitholder a lump-sum payment reflecting the remaining amount of sales expenses which have not been recovered through the Distribution Deductions.  Thus, Applicants believe the amount, computation and timing of the DSC are designed to promote fair treatment of all Unitholders, while permitting the Trusts to offer the investors the advantage of having purchase payments fully or almost fully invested on their behalf immediately.  Applicants represent that they will not impose the DSC on Units purchased with reinvested dividends or distributions if imposition of the DSC is impermissible under applicable laws and regulations, including FINRA Rule 2341(d).

Applicants believe that these procedures for deferred payment of the sales charge may also encourage the retention of investments in the Trusts for a longer term and may generally be perceived by investors as a fairer and more equitable technique of the payment of the sales charge than imposing a full sales charge collected entirely at the inception of their investment.

(c)  Waiver of DSC Under Certain Circumstances.

 The Sponsor may adopt a procedure of waiving the DSC payable out of net sales, redemption proceeds or the conversion of UITs into ETFs with respect to sales, redemptions or the conversion of UITs into ETFs of one or more of the Series under certain circumstances which will be disclosed in the current Prospectus for each Series affected.  Examples of such circumstances may include but are not limited to the following list:  (a) sales or redemptions or the conversion of UITs into ETFs following the death or disability of a Unitholder; (b) sales or redemptions or the conversion of UITs into ETFs in connection with certain distributions from qualified retirement plans; or (c) sales or redemptions or the conversion of UITs into ETFs by employees of the Sponsor and its affiliates of Units purchased pursuant to employee benefit plans.  Any such waiver of the DSC will be disclosed in the Prospectus for the relevant Series and implemented in accordance with the provisions of Rule 22d-1.

(d)  Exchange Option and Rollover Option.

Applicants also seek an order from the Commission pursuant to Section 11(a) and Section 11(c) of the Act for approval of offers of exchange among the Series (“Exchange Option”) and offers of exchange made in connection with the termination of Series for Units of a new Series of the same or similar type (“Rollover Option”).  Exemptive relief is requested pursuant to Section 11(a) which applies to unit investment trusts by virtue of Section 11(c), which provides that the Commission may approve exchanges of certain investment company securities for a security of the same or another investment company on a basis other than that of the relative net asset values of the respective securities to be exchanged.

The proposed Exchange Option has been structured to provide Unitholders of Series who wish to continue holding UITs with a convenient means of transferring interests to other Series of UITs as their investment requirements changed or to achieve certain tax consequences and to serve as an alternative to disposition of a Unitholder’s interest, either in the secondary market, to the extent a secondary market is maintained, or through redemption.  The proposed Rollover Option has been structured to provide Unitholders a convenient means of continuing the same or similar investment strategy over time by transferring interests to other Series in connection with the termination of the Series owned by a Unitholder.  While it is currently anticipated that Units of a Series will normally be sold with maximum sales charges ranging from 4.95% to 1.95% of the public offering price (5.50% to 1.95% of the public offering price for sales on the secondary market, to the extent a secondary market is maintained), the sales charges proposed to be imposed on Units acquired pursuant to the Exchange Option will generally be reduced as described below.

By this Application, Applicants seek to create an Exchange Option which would extend to all exchanges of Units sold either with a front-end sales charge or with a DSC for Units of an Exchange Series (as defined below) sold either with a front-end sales charge or with a DSC.  Pursuant to the proposed Exchange Option, the sales charge imposed on Units acquired thereunder would generally be reduced to a flat fee (e.g., $25 per 100 Units in the case of a Series whose Units initially cost approximately $10 per Unit, or $25 per 1,000 Units in the case of a Series whose Units initially cost approximately $1.00 per Unit) or a lesser percentage of the public offering price.  In any event, an investor who purchases Units under the Exchange Option will pay a lower sales charge than that which would be paid by a new investor.  The reduced sales charge imposed will be reasonably related to the expenses incurred in connection with the administration of the program, which may include an amount that will fairly and adequately compensate the Sponsor and the participating underwriters and brokers for their services in providing the program.  An adjustment would be made, however, if Units of any Series are exchanged within five months of their acquisition for Units of a Series with a higher sales charge (“Five Months Adjustment”), or for exchanges of Units with a DSC for Units of a Series which imposes a front-end sales charge occurring at any time before the Distribution Deductions (plus any portion of the front-end sales charge on the exchanged Units already collected) had at least equaled the per Unit sales charge on the acquired Units then applicable (“DSC Front-end Exchange Adjustment”).  In such cases, the exchange fee will be the greater of (i) the reduced sales charge; or (ii) an amount which, together with the sales charge already paid on the Units being exchanged, equals the normal sales charge on the Units of the Series being acquired through such exchange (“Exchange Series”) determined as of the date of the exchange.  The Sponsor may waive, with appropriate disclosures, such exchange fee.  The Sponsor would reserve the right to vary the sales charge normally applicable to a Series, to vary the charge applicable to exchanges and to modify, suspend or terminate the Exchange Option as set forth in Part V hereto which sets forth the conditions to this Application.

Applicants also propose that in connection with an exchange of Units sold with a DSC for Units of another Series sold with a DSC, the reduced sales charge in the form of a flat fee would be collected in connection with such an exchange.  The Distribution Deductions relating to the initial Units would continue to be taken from the investment income generated by the newly acquired Units, or proceeds from the sale of securities in that Series’ Portfolio, as the case may be, until the original balance of the DSC owed on the initial investment had been collected.  The DSC due on the initial investment, however, would not be collected at the time of the exchange.  The DSC would be collected, however, on any exchange to a Series not having a DSC.

To illustrate some of the proposed exchanges, assume a flat exchange fee of $25 is imposed in the following examples.  Series A offers Units at $10 per Unit subject to a front-end sales load of 3% of the public offering price.  Series B offers Units at $10 per Unit subject to a front-end sales load of 5% of the public offering price.  The minimum purchase in both Trust A and B is 100 Units.  Unitholder in Series A exchanges his or her Units for Units in Series B eight months after he or she acquired the Series A Units.  In this case, a flat fee of $25 is charged.  If the exchange occurred within five months of the original acquisition and because Series B assesses a higher sales load, the Five Months Adjustment applies and the flat fee of $25 is still imposed (the greater of $25 or $20) but through the Distribution Deductions as previously described.

Assume Series A imposed its sales load on a deferred basis.  The Unitholder exchanges into Series B after some, but not all of the DSC on Series A has been collected.  In this case, the Distribution Deductions on the Series A Units could not have equaled the front-end sales charge of Series B at any time.  Accordingly, the DSC Front-end Exchange Adjustment applies and the $25 flat fee would be imposed (the greater of $25 or $20).  Assume Series B imposes its sales load on a deferred basis and Series A continues to impose its sales load on a front-end basis.  If the exchange from Series A Units for Series B Units occurs after five months, the flat fee of $25 applies.  If the exchange from Series A Units for Series B Units occurs within five months and because Series charges a higher fee, the Five Months Adjustment applies.  In this case, the flat fee of $25 again is imposed (the greater of $25 or $20).

Assume both Series A and Series B assess their sales load only on a deferred basis.  If the Unitholder has paid his or her DSC and exchanges from Series A to Series B after five months from the original acquisition, the flat fee of $25 is imposed.  If the Unitholder has not yet fully paid his or her original DSC and exchanges into Series B, the flat fee is assessed and the remaining balance owed on the original DSC is collected through the Distribution Deductions of Series B.  For instance, assume the Unitholder has 1% remaining on the DSC charged for Series A Units.  This Unitholder would be charged a total of $35 ($25 exchange fee and the remaining 1%).  If the Unitholder purchased his or her Units directly from both Series A and Series B, he or she would have paid a total of $80 compared to the total of $55 (3% on original investment and $25).  The Unitholder would not be charged a DSC on Series B Units.

Lastly, assume that Series A imposes a 1% front-end sales charge and a 2% DSC and Series B imposes a 1% front-end sales charge and a 4% DSC.  Based on a unit price of $1,000 per 100 Units, this equates to a Series A sales charge consisting of a $10 front-end sales charge and a $20 DSC and a Series B sales charge consisting of a $10 front-end sales charge and a $40 DSC.  Assume that an exchange from Series  A to Series B occurred within five months of the original acquisition of Series A Units and none of the Series A DSC had been collected at the time of the exchange (i.e., only the 1%/$10 Trust A front-end sales charge had been paid).  Because Series B assesses a higher sales load, the Five Months Adjustment applies.  In this case, the Unitholder would be charged a total of $40 (the greater of $25 and $40) and this amount would be collected through the Distribution Deductions of Series B.  The Unitholder would not pay the 1% front-end sales charge for Series B and the remaining unpaid 2% DSC due on the Series A Units would not be collected at the time of the exchange.  The Unitholder in this example would pay a total sales charge on Series B equal to 4% compared to a new investor in Series B that would pay 5%.  The Unitholder would also not pay the remaining 2% DSC on Series A.

In any event, the reduced sales charge will be less than that paid by a new investor for the acquired Units.  The Sponsor estimates that the reduced sales charge provides adequate compensation for the Sponsor and participating underwriters and brokers for their services in connection with the administration of the programs.

The Sponsor also contemplates offering a Rollover Option to Unitholders pursuant to which a Unitholder will have the ability to “roll over” any or all of their Units in a Series which is terminating for Units in one or more new Series at a reduced sales charge.  Applicants intend to offer the Rollover Option to Unitholders of certain terminating Series that will have investment objectives consistent with a specified investment philosophy (each a “Rollover Series”).  The Rollover Option will apply to all exchanges of Units sold with a front-end sales charge or a DSC.  Each Rollover Series will terminate on a date (“Mandatory Termination Date”) which is a specified term (e.g., one, three or five years) after the initial date of deposit for such Series.  In conjunction with the termination of a Rollover Series, the  Sponsor may offer a corresponding new Series (a “New Series”).  Applicants intend to offer the Rollover Option to Unitholders of a Rollover Series in the following manner.

A specified number of days prior to the Mandatory Termination Date of the Rollover Series, the Trustee will provide notice thereof to all Unitholders.  Absent another election, Unitholders will receive a cash distribution evidencing their pro rata share of the proceeds from the liquidation of the Portfolio securities in the Rollover Series.  Unitholders who own at least a specified number of Units of a Rollover Series (e.g., 2,500 Units) may elect to receive a distribution of Portfolio securities (“Distribution In-Kind”) (reduced by customary transfer and registration charges) in connection with the termination of the Rollover Series, rather than to receive payment in cash for such Unitholder’s pro rata share of amounts realized upon the disposition by the Trustee of Portfolio securities.  Commencing on the Mandatory Termination Date, Portfolio securities relating to Units of Unitholders that do not participate in the Rollover Option or elect to receive a Distribution In-Kind will be sold in connection with the termination of the Rollover Series. The Sponsor will determine the manner, timing and execution of the sale of the Portfolio securities.

Alternatively, Unitholders may elect by a certain date (“Rollover Notification Date”) to have all of their Units redeemed in kind on a predetermined date and to have the distributed Portfolio securities sold by the Trustee, in its capacity as distribution agent, and the proceeds of such sale reinvested in the Units of the New Series, if one is then being offered, at a reduced sales charge.  The New Series will be created on or after the Rollover Notification Date but not later than the termination of the Rollover Series.  Unitholders making such election are referred to herein as “Rollover Unitholders.”  The applicable sales charge upon the initial investment in the Rollover Series is currently expected to be approximately 2.95% of the public offering price while the reduced sales charge applicable to investment in the New Series by Rollover Unitholders will usually be approximately 1.95% of the public offering price.  In any event, an investor who purchases Units under the Rollover Option will pay a lower sales charge than that which would be paid by a new investor.  The reduced sales charge imposed will be reasonably related to the expenses incurred in connection with the administration of the program, which may include an amount that will fairly and adequately compensate the Sponsor and the participating underwriters and broker-dealers for their services in providing the program.  In the absence of the Rollover Option, a Unitholder in a terminating Rollover Series would have to pay the full sales load in connection with the investment in a New Series or in some other investment vehicle.  Any sales by the distribution agent of the Portfolio securities relating to Units of Unitholders electing to participate in the Rollover Option will be made during a period commencing after the Rollover Notification Date and ending on or about the Mandatory Termination Date (“Special Redemption and Liquidation Period”).  The distribution agent will appoint the Sponsor as its agent to determine the manner, timing and execution of sales of Portfolio securities.  Cash which has not been invested on behalf of Rollover Unitholders in the New Series will be distributed at the end of the Special Redemption and Liquidation Period.

The Sponsor believes that the reduction in sales charge under the Exchange Option and Rollover Option is justified by the cost savings resulting from the fact that the exchanging Unitholder’s essential investment needs would have been identified at the time he or she acquired the Units being exchanged and that as a Unitholder, he or she would require less explanation concerning the procedures and operations of the Exchange Series or New Series, which will be very similar to one another.

Unitholders of the Series, including the Rollover Series and New Series, will not be induced or encouraged to participate in the Exchange or Rollover Option through an active advertising or sales campaign.  The Sponsor recognizes its responsibility to its customers against generating excessive commissions through churning and represents that the sales charge collected will not be a significant economic incentive to sales personnel to promote inappropriately the Exchange or Rollover Option for the Unitholders in the Trusts.

The Sponsor agrees to qualify their rights to modify, suspend or terminate at any time the Exchange and Rollover Options as set forth herein which sets forth the conditions to this Application.

B. Request for ETF Relief

1. Benefits of the Proposal

The exemptive relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act:

if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of...[the Act].

The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.”24 During recent   years, the increasing initial costs and “break even” size of new exchange-traded funds have prevented various entities from entering the marketplace; new entrants can no longer obtain seed capital from Authorized Participants, venture capitalists or other institutional investors, and they often find it difficult to raise ETF assets to a “break even” level in a timely fashion. Applicants’ proposal to permit UITs reaching a certain asset size to convert their Units into Shares of ETFs yields a novel product designed to help promote the establishment and competition of new ETFs by permitting UITs to gather enough assets from retail investors to achieve sufficient scale to operate as an ETF. The Shares proposed to be offered would provide a new exchange-traded investment company product available to both retail and institutional investors.  As such, Applicants believe the Shares are appropriate for exemptive relief under Section 6(c).

[24]	Investment Company Act Release No. 17534 (June 15, 1990), at 84.

Applicants have made every effort to achieve their stated objectives in a manner consistent with existing statutory and regulatory constraints and consonant with the exchange traded funds currently operating and trading under Prior ETF Orders.  They have concluded that in-kind redemption of Creation Units of the ETFs to the maximum extent practicable as described herein will be essential in order to minimize the need for selling securities from such entities’ portfolios to meet redemptions, to permit the maximum amount of resources of each such entity to be used to pursue its investment objective and to alleviate the inappropriate taxation of ongoing shareholders.

With respect to the exemptive relief specified below regarding Sections 17(a)(1) and 17(a)(2) of the Act, relief is also requested pursuant to Section 17(b) of the Act, which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve any overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned....and the proposed transaction is consistent with the general purposes of [the Act].

The sale and redemption of Creation Units of each ETF will be made on the same terms for all investors, whether or not such investor is an affiliate.  In each case, Creation Units will be sold and redeemed by each ETF at its respective NAV per Share.  The Portfolio Deposit and Redemption Instruments for each ETF will be based on a standard applicable to all persons and valued in the same manner in all cases.  Further, the Deposit Instruments and Redemption Instruments for each will be the same and in-kind purchases and redemptions will be on the same terms, for all persons regardless of the identity of the purchaser or redeemer.  Such transactions will not involve “overreaching” by an affiliated person.  Accordingly, Applicants believe the proposed transactions described herein meet the standards for relief under Section 17(b) of the Act because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Units are:  (a) reasonable and fair and do not involve overreaching on the part of any person concerned; (b) consistent with the policies of the ETFs and the policies of the Acquiring Funds (defined below); and (c) consistent with the general purposes of the Act.

Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act.

2. Other Benefits of the Proposal

The typical exchange traded fund allows investors to trade a standardized portfolio of securities in a size comparable to a share of common stock.  Trading in market-basket products is an important investment strategy, due in part to the widely acknowledged benefits of diversification and in part to the attraction of baskets selected from a market segment or industry sector that investors want to incorporate into their portfolio to express a specific investment theme or to participate in an economic/investment trend.  Applicants believe that the relief requested herein, if granted, will result in additional benefits, including but not limited to:

•
providing investors with increased flexibility in satisfying their investment needs by allowing them to purchase and sell a low cost security representing a broad professionally managed portfolio of securities at negotiated prices throughout the trading day;

•	serving to accommodate and “bundle” order flow that would otherwise flow to the cash market thereby allowing such order flow to be handled more efficiently and effectively;
•	providing an easy and inexpensive method to clear and settle a portfolio of securities; and
•
providing investors with greater investment flexibility by permitting them to respond quickly to market changes, engage in hedging strategies not previously available to retail investors, and reducing transaction costs for trading a portfolio of securities.

Traditional UITs and open-end mutual funds do not provide investors the ability to trade throughout the day.  Individual Shares, which will be listed on the Listing Exchange, will trade throughout the Listing Exchange’s regular trading hours.  Also, the price at which individual Shares trade will be disciplined by arbitrage opportunities created by the option continually to purchase or redeem Shares in Creation Units, which should help ensure that individual Shares will not trade at a material discount or premium in relation to their NAV per Share, in marked contrast to closed-end investment companies.  The continuous ability to purchase and redeem Shares in Creation Units also means that Share prices in secondary trading should not ordinarily be materially affected by limited or excess availability.

Additionally, Applicants believe that their Proposal to permit UITs to convert into ETFs will provide more investment choices to investors who will be able to access new ETF products. Also, the introduction of their new products may spur additional competition in the ETF marketplace, yielding lower costs or other improved features not currently seen.

VII. LEGAL ANALYSIS

A. UIT Relief

1. DSC Relief and Exchange and Rollover Options.  Applicants submit that the collection of the DSC pursuant to the proposed DSC program described above is consistent with all provisions of the Act and that, but for the provision that this charge may be waived on certain types of sales or redemptions, as described above, no exemptive relief would be required in order to implement the proposed transactions.  However, to avoid any possibility that questions may be raised as to the potential applicability of various definitional and regulatory sections of the Act, Applicants, pursuant to Section 6(c) of the Act, hereby request an order of the Commission exempting the Sponsor and the Trusts, to the extent necessary, from the provisions of the Act detailed below.  For the reasons stated herein, Applicants believe that these exemptions are clearly appropriate and in the public interest, and are consistent with the protection of investors and the purpose fairly intended by the policy and provisions of the Act.  The exemptions requested are also substantially similar to those previously granted.  See In the Matter of TSC Distributors LLC, et al, Investment Company Act Release No. 30501 (April 30, 2013) (“Release IC-30501”); Release IC-30087; Release IC-29949; In the Matter of Millington Securities, Inc., et al., Investment Company Act Release No. 29177 (March 22, 2010) (“Release IC-29177”); In the Matter of Matrix Capital Group, Inc., et al., Investment Company Act Release No. 28300 (June 17, 2008) (“Release IC-28300”); In the Matter of NexBank Securities, Inc., et al., Investment Company Act Rel. No. 27691 (January 30, 2007) (“Release IC-27691”); Release IC-26593; Release IC-25701; In the Matter of Legg Mason Wood Walker, Inc., et al., Investment Company Act Rel. No. 25148 (Sept. 4, 2001) (“Release IC-25148”); In the Matter of Reich & Tang Distributors, L.P., et al., Investment Company Act Rel. No. 22866 (Oct. 29, 1997) (“Release IC-22866”); In the Matter of John Nuveen & Co. Incorporated, et al., Investment Company Act Rel. No. 22545 (March 5, 1997) (“Release IC-22545”); In the Matter of National Fidelity Services Corporation, Investment Company Act Rel. No. 22059 (July 10, 1996) (“Release IC-22059”); In the Matter of Voyageur Trust Managers, Inc., Investment Company Act Rel. No. 21691 (Jan. 22, 1995) (“Release IC-21691”); In the Matter of PaineWebber Incorporated, et al., Investment Company Act Rel. No. 20819 (January 4, 1995) (“Release IC-20819”); In the Matter of Nike Securities L.P., et al., Investment Company Act Rel. No. 21059 (May 10, 1995) (“Release IC-21059”); In the Matter of Van Kampen American Capital Distributors Inc., et al., Investment Company Act Rel. No. 21073 (May 16, 1995) (“Release IC-21073”); In the Matter of Kemper Securities, et al., Investment Company Act Rel. No. 21043 (May 5, 1995) (“Release IC-21043”); and In the Matter of Merrill Lynch, Pierce, Fenner & Smith Incorporated, et al., Investment Company Act Rel. No. 15167 (June 24, 1986) (“Release IC-15167”).

Applicants also submit that the application of a reduced sales charge in connection with an exchange from one Series with a DSC to any other Series is consistent with the provisions of the Act and with prior orders granted to similar applicants and therefore that the Commission should approve the proposed arrangements under Section 11(a) and Section 11(c) of the Act.  See Releases IC-30501, IC-30087, IC-29949, IC-29177, IC-20819, IC-22059, IC-21691, IC-22545, IC-22866, IC-25148, IC-25701, IC-26593 and IC-27691.

2.  Exemption from the Provisions of Section 2(a)(32).  Section 2(a)(32) of the Act defines a “redeemable security” as

“any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer, is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.”

Section 4(2) of the Act defines a “unit investment trust” as an investment company which “. . . issues only redeemable securities . . .”

Applicants submit that this imposition of the DSC in the manner described above would not cause Units to fall outside the definition of “redeemable security” in Section 2(a)(32) of the Act.  Applicants believe, therefore, that the Trusts qualify as unit investment trusts under Section 4(2) of the Act and that the DSC in no way restricts a Unitholder from receiving his or her proportionate share of the current net assets of a Trust but simply defers the deduction of a portion of the sales charge.  Although the DSC is not a redemption charge in the ordinary sense, it should be noted that in Section 10(d)(4) of the Act, it is contemplated that an investment company issuing redeemable securities may impose a discount from net asset value on redemption of such securities.

Because the imposition of a DSC could cause a redeeming Unitholder to receive an amount less than the net asset value of the redeemed Units, it is possible that Units subject to a DSC would not be considered redeemable securities for purposes of the Act.  In order to avoid uncertainty in this regard, Applicants request an exemption from the operation of Section 2(a)(32) of the Act to the extent necessary to permit implementation of the DSC under the proposed DSC program.25  Applicants cite Releases IC-30501, IC-30087, IC-29949, IC-29177, IC-28300, IC-27691, IC-26593, IC-25701, IC-25148, IC-22866, IC-22545, IC-22059, IC-21691, IC-15167, IC-20819, IC-21059, IC-21073, and IC-21043 as precedents for this relief.

3. Exemption From the Provisions of Section 2(a)(35).  Section 2(a)(35) of the Act, in pertinent part, defines “sales load” as “. . . the difference between the price of a security to the public and that portion of the proceeds from its sale which is received and invested or held for investment by the . . . depositor or trustee. . . .”  Although unit investment trusts such as the Trusts have traditionally imposed a sales charge at the time of purchase, there appears to be no legal or policy reason to prohibit deferral of its payment to another time.  Indeed, Release IC-15167 provides a “four-corners” approval for such a deferral and Applicants believe that policy considerations would be enhanced by the levy of the DSC in the manner proposed.

Applicants believe that the proposed Distribution Deductions and the DSC qualify as a “sales load,” consistent with the intent of the definition contained in Section 2(a)(35) of the Act.  The DSC, along with the Distribution Deductions, is intended to compensate the Sponsor for their distribution expenses related to offering Units for sale to the public and is therefore a sales charge in the ordinary sense but for the fact that it is not collected at the time of the original investment.  These distribution costs include but are not limited to the costs of advertising and sales literature, of printing and distributing Prospectuses, other than to existing Unitholders, as well as compensation to underwriters, dealers and sales personnel responsible for the selling effort.  The DSC is intended to help the Sponsor recoup these expenses in selling Units if those Units should be redeemed prior to a certain length of time by approximating the amount which would have been received if the charge had been collected in its entirety at the time of purchase.  Therefore, Applicants submit that this arrangement is within the Section 2(a)(35) definition of sales load, but for the timing of the imposition of the charge.  The deferral of the sales charge and the manner in which it is collected do not change the basic nature of this charge, which is in every other respect a sales charge.  However, Applicants request an exemption from the provisions of Section 2(a)(35), to the extent necessary to implement the proposed DSC, and cite Releases IC-30501, IC-30087, IC-29949, IC-29177, IC-28300, IC-27691, IC-26593, IC-25701, IC-25148, IC-22866, IC-22545, IC-22059, IC-21691, IC-15167, IC-20819, IC-21059, IC-21073, and IC-21043 as precedents for this relief.

[25]
Without an exemption, a Trust selling Units subject to a DSC could not meet the definition of a unit investment trust under Section 4(2) of the Act.  As here relevant, Section 4(2) defines a unit investment trust as an investment company that issues only “redeemable securities.”

4. Exemption From the Provisions of Rule 22c-1.  Section 22(c) of the Act empowers the Commission to “  . . make rules and regulations applicable to registered investment companies and to principal underwriters of and dealers in, the redeemable securities of any registered investment company . . . .”  Rule 22c-1 promulgated under the Act, in pertinent part, prohibits a registered investment company issuing a redeemable security from selling, redeeming, or repurchasing any such security except at a price based on the current net asset value of such security.  Applicants submit that implementation of the proposed DSC would not violate Rule 22c-1.  When a repurchase or redemption of Units is effected, the price for the Units is determined based on the current net asset value.  The DSC is levied at time of repurchase or redemption, such DSC will merely be deducted at the time of redemption or repurchase from the Unitholder’s proportionate liquidation proceeds.  Such deduction does not in any way affect the calculation of net asset value used to determine the redemption price for Units.  However, the imposition of a DSC could arguably cause a redeeming Unitholder to receive an amount less than the net asset value of the redeemed Units.  In order to avoid any possibility that questions might be raised as to the potential applicability of Rule 22c-1, Applicants request an exemption from the operation of the provisions of Rule 22c-1 to the extent necessary or appropriate to permit Applicants to implement the DSC under the proposed DSC program.

Notwithstanding the fairness of imposing the DSC in accordance with the program discussed above with respect to all sales or redemptions subject thereto, Applicants believe that it would be fair and equitable and in the public interest and in the interest of Unitholders for the DSC to be waived on certain types of sales and redemptions as specifically described in the Prospectus for the affected Series.  Applicants submit that such reductions in the sales load are consistent with the purposes of the Series, but have been proposed infrequently with respect to unit investment trusts with traditional sales charges because the impact of such charge is not sustained by the Unitholder at the time of redemption (as it is with a DSC).  The Commission has issued similar orders to unit investment trusts and their sponsors in Releases IC-30501, IC-30087, IC-29949, IC-29177, IC-28300, IC-27691, IC-26593, IC-25701, IC-25148, IC-22866, IC-22545, IC-22059, IC-21620, IC-15167, IC-20819, IC-21059, IC-21073, and IC-21043 and has also issued orders permitting DSCs on variable annuity contracts which are waived in certain stated circumstances.  See, for example, In the Matter of New England Mutual Life Insurance Company, et al., Investment Company Act Rel. No. 12218 (February 8, 1982); In the Matter of Franklin Life Insurance Co. et al., Investment Company Act Rel. No. 12103 (December 14, 1981) permitting waivers in the event of death of a contract owner.  Additionally, the Commission has issued orders permitting the waiver of such charge in the event of redemptions under circumstances very similar to those posited.  See In the Matter of the Calvert Trust, Investment Company Act Rel. No. 14627 (July 11, 1985), and In the Matter of Dean Witter Developing Growth Securities Trust, Investment Company Act Rel. No. 13126 (March 30, 1983).  See also, inter alia, In the Matter of Home Investors Trust, Inc., Investment Company Act Rel. No. 14288 (December 21, 1984) which proposed waivers in connection with sales and redemptions of units acquired pursuant to employee benefit plans of the sponsors and their affiliates.

Finally, Applicants observe that the provisions of the DSC as outlined and applied pursuant to this Application, are generally in conformity with the provisions of Rule 6c-10 (which permits open-end investment companies to assess deferred sales loads).

5.  Exemption From the Provisions of Section 22(d).  Section 22(d) of the Act, in pertinent part, requires a registered investment company and the principal underwriter and dealers thereof to sell any redeemable security issued by such investment company only at the current public offering price as described in the Prospectus for such investment company.  Sales loads were historically deemed to be subject to the provisions of Section 22(d) because they were traditionally a component of the public offering price; hence all investors were charged the same sales load.  Rule 22d-1 was adopted to permit registered investment companies and principal underwriters and dealers thereof to sell any redeemable security issued by such company with scheduled variations in its sales loads, subject to certain conditions.  Applicants assert that waivers, deferrals or other scheduled variations, if described in the relevant Prospectus, would be consistent with Section 22(d).  Further, Applicants submit that Rule 22d-1 contemplates and permits waivers, deferrals or other scheduled variations if disclosed in the Prospectus.  Nevertheless, in the interest of clarity, Applicants request that an order be issued under Section 6(c) for an exemption from the provisions of Section 22(d) in order to permit waivers, deferrals, or other scheduled variations in the sales load.

Applicants contend that the requested exemptive relief would be consistent with the policies underlying Rule 22d-1, for example, that an investment company should be permitted to sell its securities with scheduled variations in its sales load (see Investment Company Act Rel. No. 14390, February 22, 1985 (“Release IC-14390”)).  Indeed, the Commission stated in Release IC-14390 that investment companies “. . . need more latitude to establish variations in the sales loads that they charge” and that “. . . the sales load variations that have been instituted have improved the competitive environment for the sale of Trust shares without disrupting the distribution system for the sale of those Trust shares.”  Further, if the requested relief is granted, Applicants agree to follow all of the conditions set forth in Rule 22d-1 as if it applied directly to them.  So, for example, the Prospectus for each affected Series will fully disclose the DSC and any discounts (such as volume or employee discounts) and waivers applicable to such DSC.  The scheduled variations, as disclosed, will be applied uniformly to all offerees in the class specified and revisions to the scheduled variations will be disclosed in the Prospectus and will be made known to existing Unitholders, all in accordance with Rule 22d-1.

The Commission discusses the interpretation of Section 22(d) and the abuses against which the section was directed in Investment Company Act Rel. No. 13183 (April 22, 1983) (“Release IC-13183”).  Applicants submit that not only would the proposed sales charge be a component of “a current public offering price described in the Prospectus,” satisfying the requirements of Section 22(d), but that the proposed DSC would present none of the abuses mentioned.  The release notes that dilution by riskless trading made possible by backward pricing has been eliminated by the adoption of Rule 22c-1.  The second abuse, possible disruption of orderly distribution through dealers selling at a discount, is regulated by the description in the Prospectus of the pricing system to which both sponsor and dealers would equally be subject.  As to the third abuse, discrimination among investors resulting from charging different prices to different investors, the variation would be described in the Prospectus and equally available to all investors.  Release IC-13183 observed that the Commission “has granted a large number of exemptions by rule and by order premised on the theory that discrimination is not unjust, and thus the purpose of the section is not violated, if there is a rational basis for the variation in sales load.”  The proposed sales charge structure also appears consistent with the expression of the staff of the Division of Investment Management of the Commission in the 1974 Mutual Trust Distribution Study relative to Section 22(d) that “it is imperative that more variations be permitted in the mutual Trust price structure” and the Commission’s efforts to foster retail price competition described in Investment Company Act Rel. No. 8570 (November 4, 1974) as well as the Commission’s views previously quoted from Release IC-14390.

Applicants submit that such variations in or waivers of the deferred sales load are consistent with the spirit and purpose of Rule 22d-1 and with the exemptive orders granted to others in connection with the implementation of a DSC for certain unit investment trusts, including variations in and waivers of such DSC (see Releases IC-30501, IC-30087, IC-29949, IC-26593, IC-25701, IC-25148, IC-22866, IC-22545 and IC-21691, and In the Matter of Merrill Lynch Pierce, Fenner & Smith Incorporated, et al., Investment Company Act Rel. No. 13848 (March 27, 1984)).  Applicants also believe that the relief requested is consistent with exemptive orders granted to investment companies seeking to impose contingent DSCs on Trust shares sold with no loads due to volume discounts and to waive such contingent deferred sales loads under certain circumstances (See, e.g., In the Matter of Kidder, Peabody Equity Income Trust, Inc., et al., Investment Company Act Rel. No. 15222 (July 24, 1986) and In the Matter of Voyageur Tax Free Trusts Inc., et al.; Investment Company Act Rel. No. 19125 (November 24, 1992)).  Finally, Applicants cite Release IC-20819 as precedent.

6. Exemption From the Provisions of Section 26(a)(2)(C).  Section 26(a)(2)(C) of the Act prohibits a trustee or custodian of a unit investment trust from collecting from the trust as an expense any payment to a depositor or principal underwriter thereof with certain exceptions that are not relevant to the proposed DSC.  For the reasons described above, Applicants submit that the DSC collected from income distributions on the Units or, if necessary, from the sale of Portfolio securities is properly characterized as a sales charge within the meaning of Section 2(a)(35) of the Act, rather than an expense.  However, the payment of the DSC could arguably be viewed as an improper trust expense within the meaning of Section 26(a)(2)(C) of the Act.  In order to avoid any possibility that questions may be raised as to the propriety of the Trustee disbursing these charges to the Sponsor, Applicants request an exemption from Section 26(a)(2)(C) to the extent necessary to permit the Trustee to collect these deductions and disburse them to the Sponsor as contemplated by the DSC program.

7. Approval of Certain Offers of Exchange Under Sections 11(a) and 11(c).  Section 11(a) of the Act provides that it is unlawful for any registered open-end company or any principal underwriter for such a company to make or cause to be made an offer to the holder of a security of such company or of any other open-end investment company to exchange his or her security for a security in the same or another such company on any basis other than the relative net asset values of the respective securities to be exchanged, unless the terms of the offer have first been submitted to and approved by the Commission.  Section 11(c) of the Act provides, among other things, that the provisions of Section 11(a) shall apply to any type of offer of exchange of the securities of registered unit investment trusts for the securities of any other investment company irrespective of the basis of exchange.  Applicants assert that the provisions of the proposed Exchange Option and Rollover Option are consistent with the provisions of the Act.  Nevertheless, Applicants request an order under Section 11(a) and Section 11(c) approving the Exchange Option and Rollover Option as described above.

As illustrated above, under the Exchange Option, a reduced sales load (either a flat fee or a percentage of the public offering price) would be imposed at the time of the exchange.  If Units subject to a DSC are exchanged for Units with a DSC and the entire DSC owed on the initial Units has not been collected, the remaining DSC on the original Units would not be imposed at the time of the exchange.  Rather, the reduced sale charge would be collected via Distribution Deductions from the Exchange Series and amounts previously collected through Distribution Deductions of the Units exchanged would be considered in computing any DSC on the Units acquired in the exchange.  The DSC would also be waived in any exchange of Units previously acquired in an exchange from a Series with a front-end sales charge.  The Rollover Option also permits Unitholders in terminating Series to purchase Units in new Series at a lower sales charge than that which would be paid by new investors.

Applicants assert that the reduced sales charge is a reasonable and justifiable expense to be allocated for the professional assistance and operational expenses which are contemplated in connection with the Exchange Option and the Rollover Option.  Applicants submit that such reduced sales charge will achieve the goal of passing savings on to investors.

Applicants further submit that the requirement that a person who has acquired Units at a lower sales charge pay the difference, if greater than the reduced fixed charge, upon exercising the Exchange Option with respect to circumstances that would result in the Five Months Adjustment or the DSC Front-end Exchange Adjustment is appropriate in order to maintain the equitable treatment of various investors in each Series.  Applicants assert that the imposition of the alternate charges until Units have been held for a sufficient time to lessen any discrimination against persons acquiring Units of an Exchange Series in direct purchases at the full sales charge is appropriate because the sales charge on the original purchase is less than that for a direct purchase of the Exchange Series Units.

Applicants assert that the selling effort required to explain the advantages and operations of this type of security and to identify the investment needs of an investor who already holds securities of another unit investment trust is less than the selling effort required for investors unfamiliar with unit investment trusts.  Thus, the Exchange Option and Rollover Option reflect these savings in selling expenses and in preparation of advertising and selling literature.  Further, through the exercise of the Rollover Option, investors will be able to reduce their sales charge burden while remaining invested in a Portfolio of common stocks selected by the Sponsor pursuant to a particular investment philosophy.

Applicants submit that the orders cited recognized that certain savings in sales-related expenses involving repeat investors may appropriately be passed along to such investors.  Applicants believe that the fact of whether the initial sales charge is collected on a front-end or on a deferred basis in no way affects the nature of these savings.

8.  Exemption From the Provisions of Section 14(a).  Section 14(a) of the Act requires in substance that investment companies have $100,000 of net worth prior to making a public offering.  Applicants believe each Series will comply with this requirement because the Sponsor will initially deposit more than $100,000 of securities.  However, Applicants acknowledge that the Commission has interpreted Section 14(a) as requiring that the initial capital investment in an investment company be made without any intention to dispose of the investment.  Under this interpretation, a Series would not satisfy Section 14(a) because of the Sponsor’s intention to sell all the Units thereof.  Rule 14a-3 under the Act exempts unit investment trusts from this provision if certain conditions are complied with, one of which is that the trust invest only in “eligible trust securities” as defined in the Rule.  Applicants intend that certain Series will invest all or a portion of their assets in equity securities or shares of registered investment companies (collectively, the “Equity Series”) and therefore may not rely on Rule 14a-3 because these securities are not eligible trust securities.  However, in prior applications, the Commission granted an exemption from Section 14(a) subject to the conditions that the sponsor agree to distribute to each investor his or her pro rata share of the net asset value of each trust and to refund, on demand and without reduction, all sales charges to purchasers of units of a series if, within ninety days from the time that series became effective under the 1933 Act, the net asset value of such series was reduced to less than $100,000, or if the series was terminated.  The sponsor further agreed to instruct the trustee on the deposit date of each trust that in the event that redemptions by the sponsor of units, constituting a part of the unsold units, should result in the series having a net asset value of less than 40% of the aggregate value of securities originally deposited in the trust, the trustee should terminate the series in the manner provided in the trust agreement and distribute to each investor his or her pro rata share of the trust assets and refund any sales charges on demand and without deduction.  Applicants request an exemption under Section 6(c) of the Act to the extent necessary to exempt the Equity Series from the net worth requirement under Section 14(a).  See Releases IC-30501, IC-30087, IC-29949, IC-29177, IC-28300, IC-27691, IC-26593, IC-25701, IC-22545, IC-21620 and IC-22059, Van Kampen Merritt Equity Opportunity Trust, Series 1, et al., Investment Company Act Rel. No. 20672 (Nov. 1, 1994) (“Release IC-20672”); Advantage Growth and Treasury Securities Trust, Series 1 and Subsequent Series et al., Investment Company Act Release No. 18819 (June 30, 1992) (“Release IC-18819”), the Templeton Growth and Treasury Trust, Series 1 and Subsequent Series, et al., Investment Company Act Release No. 17377 (March 13, 1990) (“Release IC-17377”), and Freedom Investment Trust, et al., Investment Company Act Release No. 17562 (July 3, 1990) (“Release IC-17562”).  Applicants seek exemptive relief from Section 14(a) that is substantially identical to that granted in those applications.  As a condition of the granting of the requested order, Applicants will comply in all respects with the requirements of Rule 14a-3, except that the Equity Series will not restrict their Portfolio investments to “eligible trust securities.”  Applicants believe that the proposed exemption from the net worth requirement of Section 14(a) is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

9.  Exemption From the Provisions of Section 19(b) and Rule 19b-1.  Section 19(b) of the Act and Rule 19b-1 thereunder provide that, except under limited circumstances, no registered investment company may distribute long-term gains more than once every twelve months.  These provisions were designed to remove the temptation to realize capital gains on a frequent and regular basis and to eliminate attempts by investment advisers to time distributions to be advantageous to shareholders.  Moreover, there was concern that investors would be confused by a failure to distinguish between distributions of capital gains and regular distributions of investment income.  See Investment Company Act Releases Nos. 6735 (October 1, 1971) and 6834 (November 23, 1971).

Rule 19b-1(c), under certain circumstances, excepts a unit investment trust investing in “eligible trust securities,” as defined in Rule 14a-3(b) of the Act from the requirements of Rule 19b-1.  These exceptions avoid forcing unit investment trusts to accumulate distributions received throughout the year and distribute them only at year-end.  They recognize that the danger of making manipulative capital gains distributions which would be to the detriment of unitholders is largely eliminated for unit investment trusts since the conditions under which capital gains are realized are beyond the control of the Sponsor and since capital gains are clearly identifiable.

The Trust may issue Equity Series that will not qualify for the exemption in subparagraph (c) of Rule 19b-1 because they will not limit their investments to “eligible trust securities,” as discussed above in connection with Applicants’ request for an exemption from Section 14(a).  Accordingly, Rule 19b-1 would permit distribution to Unitholders of capital gains only annually.  However, the dangers which Section 19(b) and Rule 19b-1 are designed to prevent do not exist in the Equity Series.  Any gains from the sale of Portfolio securities would be triggered by the need to meet Trust expenses, DSC installments, or by requests to redeem Units, events over which the Sponsor and the Equity Series have no control.  The Sponsor does, of course, have control over the actual redemption of Units to the extent it makes a market in Units.  However, the Sponsor has no incentive to redeem or permit the redemption of Units in order to generate capital gains for the purpose Section 19(b) and Rule 19b-1 was designed to protect against.  Aside from the fact that the current realization and distribution of gains is not an objective of the Equity Series, the simple fact is that cash generated from the sale of Portfolio securities generally will be used to pay expenses and redemptions and generally will not generate distributions to Unitholders.  Moreover, since principal distributions must be clearly indicated in accompanying reports to Unitholders as a return of principal and will be relatively small in comparison to normal dividend distributions, there is little danger of confusion from failure to differentiate among distributions.  Finally, any retention of capital gains until year-end would be to the detriment of the Unitholders.  Therefore, Applicants request an exemption under Section 6(c) of the Act from Section 19(b) and Rule 19b-1 to the extent necessary to permit capital gains earned in connection with the sale of Portfolio securities to be distributed to Unitholders along with the Equity Series’ regular distributions.  In all other respects Applicants will comply with Section 19(b) and Rule 19b-1.  Applicants believe the granting of the exemption requested hereby would be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act and such an exemption would be in the best interests of the Unitholders.

The exemption sought herein is consistent with past orders permitting the payment of capital gains more than once a year with respect to securities other than “eligible trust securities” and is substantially identical to the relief granted in Releases IC-30501, IC-30087, IC-29949, IC-29177, IC-28300, IC-27691, IC-26593, IC-25701, IC-22545, IC-22059, IC-21691, IC-20672, IC-18819, IC-17377 and IC-17562.  In light of this precedent, Applicants believe their proposal presents no novel issues.

B. ETF Relief

1.  Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)

Applicants respectfully request an exemption from the provisions of Sections 2(a)(32) and 5(a)(1)of the Act to permit Shares of ETFs to be redeemable in Creation Units only. Section 5(a)(1) of the Act defines an “open-end company” as “a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.” The term “redeemable security” is defined in Section 2(a)(32) of the Act as:

any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer... is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.

Applicants believe that the Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security. Each ETF’s Shares are securities “under the terms of which” an owner may receive his proportionate share of such ETF’s current net assets; the unusual aspect of such a Share is that its terms provide for such a right to redemption only when an individual Share is aggregated with a specified number of such other individual Shares that together constitute a redeemable Creation Unit.  Because the redeemable Creation Units of an ETF can be unbundled into individual Shares which are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met if such individual Shares are viewed as non-redeemable securities.  In light of this possible analysis, Applicants request the Order to permit the ETFs to register as open-end management investment companies as specified in such Series’ Prospectus, in both cases  issuing their respective Shares that are redeemable in Creation Units only as described herein.

Although Shares will not be individually redeemable, because of the arbitrage possibilities created by the redeemability of Creation Units, Applicants expect that the market price of individual Shares will not deviate materially from the NAV.

Applicants believe that the Commission has the authority under Section 6(c) of the Act to grant the limited relief sought under Sections 2(a)(32) and 5(a)(1) of the Act.  The Commission is authorized by Section 6(c) of the Act to exempt, conditionally or unconditionally, by order upon application, inter alia, any:

person, security, or transaction, or any class or classes of ... securities, or transactions, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].

The relief requested and the structure described in this Application are similar to that considered and granted by the Commission in the Prior ETF Orders permitting the creation of Creation Units described in such orders to be separated into individual shares which were not redeemable. Applicants believe that the issues raised in this Application, with respect to Sections 2(a)(32) and 5(a)(1) of the Act, are the same issues raised in the applications for the Prior ETF Orders present no novel issues and hence merit the same relief.

Creation Units will always be redeemable in accordance with the provisions of the Act.  Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Units for redemption.  Moreover, listing on the Listing Exchange will afford all holders of Shares the benefit of intra-day liquidity.  Because Creation Units may always be purchased and redeemed at NAV (less certain transactional expenses), the price of Creation Units on the secondary market and the price of the individual Shares of a Creation Unit, taken together, should not vary materially from the NAV of Creation Units.  Also, each investor is entitled to purchase or redeem Creation Units rather than trade the individual Shares in the secondary market, although in certain cases transaction costs incurred to obtain the necessary number of individual Shares for accumulation into a Creation Unit will outweigh the benefits of redemption.

As Applicants have noted above, the Commission has considerable latitude to issue exemptive orders under Section 6(c) of the Act, which permits the Commission to deal with situations not foreseen when the Act came into effect in 1940.  Applicants believe that the Shares may be issued and sold on a basis consistent with the policies of the Act and without risk of the abuses against which the Act was designed to protect.  Applicants further believe that exempting the Trust and the ETFs in order to permit, as applicable, their respective registrations to continue as a UIT, or  to register as a Management Company, and in each  case issue redeemable Creation Units of individual Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes of the Act, and, accordingly, Applicants hereby request that the Application for the Order of exemption be granted in respect of Sections 2(a)(32) and 5(a)(1) of the Act.

2.  Exemption from the Provisions of Section 22(d) and Rule 22c-1

Applicants respectfully request an exemption from Section 22(d) of the Act and Rule 22c-1 promulgated thereunder to permit trading of Shares of ETFs to take place during the trading day on the basis of bid-offer prices and not on the basis of NAV next computed.

Section 22(d) of the Act provides that:

no registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus.

Rule 22c-1 provides in part, that:

no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security. . .

Shares of each ETF will be listed on a Listing Exchange and a Market Maker will maintain a market for such Shares.  The Shares will trade on and away from the Listing Exchange at all times on the basis of current bid/offer prices and not on the basis of NAV per Share next calculated after receipt of any sale order.  The purchase and sale of Shares of each ETF will not, therefore, be accomplished at an offering price described in the Prospectus for the ETFs, as required by Section 22(d), nor will sales and repurchases be made at a price based on the current NAV per Share next computed after receipt of an order, as required by Rule 22c-1.

Based on the facts hereinafter set forth, Applicants respectfully request that the Commission enter the Order under Section 6(c) of the Act exempting Applicants from the provisions of Section 22(d) and Rule 22c-1 to the extent necessary to permit the trading of Shares of each ETF on and away from the Listing Exchange at prices based on bid/ask prices, rather than the NAV per Share of the relevant ETF as next computed.  The concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing of the Shares of each ETF.  While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended to (1) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) prevent unjust discrimination or preferential treatment among buyers, and (3) ensure an orderly distribution system of shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.26

The first two purposes — preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers — would not seem to be relevant issues for secondary trading by dealers in Shares of an ETF.  Secondary market transactions in Shares of an ETF would not cause dilution for owners of such Shares because such transactions do not directly involve the ETF’s assets.  A dilutive effect could occur only where transactions directly involving ETF assets take place.27  Similarly, secondary market trading in Shares should not create discrimination or preferential treatment among buyers.  To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, but do not occur as a result of unjust or discriminatory manipulation.  Outside market forces do not cause discrimination among buyers by the ETFs or any dealers involved in the sale of Shares.

[26]	See Half Century Report at 299-303, Investment Company Act Release No. 13183 (April 22, 1983).

[27]
The purchase and redemption mechanisms which include (i) the Transaction Fees imposed only on creating and redeeming entities and (ii) in-kind deposits made by creating entities and in-kind distributions made to redeeming entities, are designed specifically to prevent changes in the ETFs’ capitalizations from adversely affecting the interests of ongoing Beneficial Owners.

With respect to the third possible purpose of Section 22(d), anyone may sell Shares of an ETF and anyone may acquire such Shares either by purchasing them on the Listing Exchange or by creating a Creation Unit of such Shares by making the requisite Creation Deposit (subject to certain conditions).  Therefore, no dealer should have an advantage over any other dealer in the sale of such Shares.  In addition, secondary market transactions in Shares of an ETF should generally occur at prices roughly equivalent to their NAV per Share.  If the prices for Shares of an ETF should fall below the proportionate NAV per Share of the underlying ETF’s assets, an investor needs only to accumulate enough of individual Shares of such ETF to constitute a Creation Unit in order to redeem such Shares at the NAV per Share.  Competitive forces in the marketplace should thus ensure that the margin between the NAV and the price for Shares in the secondary market remains narrow.

Applicants believe that the nature of the markets in the Portfolio Positions underlying the investment objective and strategy of each ETF will be the primary determinant of premiums or discounts.  Prices in the secondary market for Shares would, of course, fluctuate based upon the market’s assessments of price changes in the Portfolio Positions held by an ETF.  An investor executing a trade in Shares would not know at the time of such sale or purchase whether the price paid in the secondary market would be higher or lower than the true or actual NAV per Share next computed. (Indeed, such an investor might not wish to wait for the computation of such true or actual NAV per Share before selling or purchasing.)  Applicants believe that this ability to execute a transaction in Shares at an intra-day trading price has been, and will continue to be, a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of traditional mutual funds.  (See Section IV.G above regarding “Pricing of Shares of ETFs”).  As has been previously discussed, this feature would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market.  Applicants do not believe such portfolio could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others.  The Portfolio Positions of each ETF and their relative weightings will be disclosed daily.  Information regarding any reconstitution will be made available to all market participants.

On the basis of the foregoing, Applicants believe that (i) the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units and pricing and trading Shares, and (ii) the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes of the Act.  Applicants believe that the issues raised in the Application with respect to Section 22(d) of the Act and Rule 22c-1 thereunder are the same issues raised in the applications for Prior ETF Orders and present no novel issues and merit the same relief. Accordingly, Applicants hereby request that the Order of exemption be granted in respect of Section 22(d) and Rule 22c-1.

3.  Exemption from the Provisions of Section 22(e) of the Act

Applicants respectfully request an exemption from the seven-day redemption delivery requirement of Section 22(e) of the Act for certain ETFs under the circumstances described below.

Section 22(e) provides that, except under circumstances not relevant to this request28:

No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption. . .

Applicants observe that the settlement of redemptions of Creation Units of the ETFs holding foreign securities is contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets in which such ETFs invest.  Applicants have been advised that, under certain circumstances, the delivery cycles for transferring Portfolio Positions to redeeming investors, coupled with local market holiday schedules, will require a delivery process of up to fifteen (15) calendar days, rather than the seven (7) calendar days required by Section 22(e).  Therefore, Applicants request relief from Section 22(e) in order to provide payment or satisfaction of redemptions within the maximum number of calendar days required for such payment or satisfaction in the principal local markets where transactions in the Portfolio Positions of ETFs investing in foreign securities customarily clear and settle, but in all cases no later than fifteen (15) days following the tender of a Creation Unit.  With respect to ETFs that invest in foreign securities, Applicants seek the relief from Section 22(e) of the Act only to the extent that circumstances exist similar to those described herein.  In the past, settlement in certain countries in which a Prior ETF may invest, including Russia, has extended to 15 calendar days.

The SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days, up to 15 calendar days, needed to deliver the proceeds for each affected ETF investing in foreign securities. Except as disclosed in the Prospectus or SAI, as applicable, for any ETF for analogous dates in subsequent years, deliveries of redemption proceeds by the ETFs investing in foreign securities relating to those countries or regions are expected to be made within seven (7) days.

[28]
Applicants acknowledge that no relief obtained from the requirements of Section 22(e) of the Act will affect any obligations that it may otherwise have under Rule 15c6-1 under the Exchange Act.  Rule 15c6-1 requires that most securities transactions be settled within three business days of the trade date.

Applicants submit that Congress adopted Section 22(e) of the Act to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds.  Applicants propose that allowing redemption payments for Creation Units of an ETF to be made within 15 calendar days would not be inconsistent with the spirit and intent of Section 22(e).  Applicants suggest that a redemption payment occurring within 15 calendar days following a redemption request would adequately afford investor protection.

Applicants desire to incorporate the creation and redemption mechanism for Creation Units of each ETF as much as possible into the processing and settlement cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Positions of a given ETF.  Currently, Applicants believe that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction.  Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to institutional participants, and thereby promote the liquidity of Shares in the secondary market with benefits to all holders thereof.  As noted above, Applicants may utilize in-kind redemptions (although, as noted above, cash redemptions, subject to a somewhat higher redemption Transaction Fee, may be required in respect of certain ETFs).  Applicants are not seeking relief from Section 22(e) with respect to ETFs investing in foreign securities that do not effect redemptions in-kind.

If the requested relief is granted, Applicants intend to disclose in the Prospectus or SAI, as applicable, and all relevant sales literature that redemption payments will be effected within the specified number of calendar days, up to a maximum of 15 calendar days, following the date on which a request for redemption in proper form is made.  Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process.  Applicants assert that the request for relief from the strict seven (7) day Rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c).  Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.  Applicants note that exemptive relief from Section 22(e) substantially identical to the relief sought in this Application was obtained in prior exemptive relief, including the Prior Orders.

On the basis of the foregoing, Applicants believe that (i) the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  Applicants believe that the issues raised in this Application with respect to Section 22 (e) of the Act are the same as issues raised in the applications for the Prior ETF Orders, present no novel issues and merit the same relief.  Accordingly, Applicants hereby request that the Order of exemption be granted in respect of Section 22(e) of the Act.

4.  Exemption from the Provisions of Sections 17(a), 17(b) and 6(c)

Applicants also respectfully seek relief from Section 17(a) pursuant to Section 17(b) and Section 6(c) to permit a Trust, or an ETF, to the extent that such Trust or ETF is an affiliated person of an Acquiring Fund, to sell Shares to, and purchase Shares from, an Acquiring Fund, and to engage in any in-kind transactions that may accompany such sales or purchases.

Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company.  Section 2(a)(3)(B) of the Act defines an “affiliated person” of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person.  An Acquiring Fund relying on the requested exemptive relief could own 5% or more of the outstanding voting securities of a Trust or an ETF.  In such cases, and for other reasons, the Trust or the ETF could become an affiliated person, or a Second-Tier Affiliate of the Acquiring Fund, and direct sales and redemptions of its Shares with an Acquiring Fund could be prohibited.

Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where a Trust or an ETF could be deemed an affiliated person, or a Second-Tier Affiliate, of an Acquiring Fund because the Sponsor or investment adviser to an ETF, as applicable, is also a sponsor of, or an investment adviser to, the Acquiring Fund.

Section 17(b) of the Act authorizes the Commission to grant the Order permitting a transaction otherwise prohibited by Section 17(a) if it finds that:

the terms of the proposed transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned;

the proposed transaction is consistent with the policy of each registered investment company concerned; and

the proposed transaction is consistent with the general purposes of the Act.

The Commission has interpreted its authority under Section 17(b) as extending only to a single transaction and not a series of transactions.

Section 6(c) of the Act permits the Commission to exempt any person or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  Applicants expect that most Acquiring Funds will purchase and sell Shares in the secondary market and will not purchase or redeem Creation Units directly from an ETF.

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person.  For the reasons articulated in the legal analysis of Section 12(d)(1) below, Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.

Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those sections.  First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching.  Any consideration paid for the purchase or redemption of Shares directly from an ETF will be based on the NAV per Share of such investment company in accordance with policies and procedures set forth in the ETF’s registration statement.29  Further, the Deposit Instruments and Redemption Instruments (except for permitted cash-in-lieu amounts) for an ETF will be the same, and in-kind purchases and redemptions will be on the same terms, for all persons regardless of the identity of the purchaser or redeemer.

Second, the proposed transactions directly between ETFs and Acquiring Funds will be consistent with the policies of each ETF and the Acquiring Fund.  The purchase of Creation Units by an Acquiring Fund will be accomplished in accordance with the investment restrictions of the Acquiring Fund and will be consistent with the investment policies set forth in the Acquiring Fund’s registration statement.  The Acquiring Fund Agreement (defined below) will require any Acquiring Fund that purchases Creation Units directly from an ETF to represent that the purchase of Creation Units from an ETF by an Acquiring Fund will be accomplished in compliance with the investment restrictions of the Acquiring Fund and will be consistent with the investment policies set forth in the Acquiring Fund’s registration statement.

Third, Applicants believe that the proposed transactions are consistent with the general purposes of the Act.  Applicants also believe that the requested exemptions are appropriate in the public interest.  Shares offer Acquiring Funds a flexible investment tool that can be used for a variety of purposes.  Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Applicants believe that the issues raised in this Application with respect to Section 17(a) of the Act are the same as those raised in the applications for Prior ETF Relief, present no novel issues and merit the same relief.  Accordingly, Applicants hereby request that the Order of exemption be granted in respect of Section 17(a) of the Act.

[29]
To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between an Acquiring Fund and an ETF, relief from Section 17(a) would not be necessary.  However, the requested relief would apply to direct sales of Shares in Creation Units by an ETF to an Acquiring Fund and redemptions of those Shares.  The requested relief is also intended to cover the in-kind transactions that may accompany such sales and redemptions.

C. 12(d)(1) Relief

1.  Exemption from the Provisions of Sections 12(d)(1)(A), 12(d)(1)(B) and 17(a).

Applicants respectfully request, pursuant to Section 12(d)(1)(J) of the Act, an exemption from Section 12(d)(1)(A) of the Act to permit the Acquiring Funds to acquire Shares of the ETFs beyond the limits set forth in Section 12(d)(1)(A).  Pursuant to Section 12(d)(1)(J), Applicants also request an exemption from Section 12(d)(1)(B) to permit the ETFs, their principal underwriters and Brokers to sell Shares of the ETFs to Acquiring Funds beyond the limits set forth in Section 12(d)(1)(B).  Applicants assert that the proposed transactions will not lead to any of the abuses that Section 12(d)(1) was designed to prevent.  Applicants submit that the proposed conditions to the requested relief address the concerns underlying the limits in Section 12(d)(1), which include concerns about undue influence, excessive layering of fees and overly complex structures.  Applicants believe that the 12(d)(1) Relief requested is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

As stated above, the Acquiring Funds are Management Companies and UITs.  Each investment adviser to an Acquiring Management Company within the meaning of Section 2(a)(20)(A) of the Act (“Acquiring Fund Adviser”) will be registered as an investment adviser under the Advisers Act.  No Sponsor or Adviser of an Acquiring Fund  will control, be controlled by or under common control with the Sponsor or the Adviser.  No Acquiring Fund will be in the same group of investment companies, as defined in Section 12(d)(1)(G)(ii) of the Act, as the ETFs.  Pursuant to the terms and conditions of this Application and the requested Order, if granted, each Acquiring Fund will enter into a written Acquiring Fund Agreement (as defined below) with the relevant ETF(s), as discussed below.

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent (i) more than 3% of the total outstanding voting stock of the acquired company, (ii) more than 5% of the total assets of the acquiring company or (iii), together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company.

Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any other broker-dealer from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.

(i) Exemption under Section 12(d)(1)(J)

The National Securities Markets Improvement Act of 1996 (“NSMIA”) added Section 12(d)(1)(J) to the Act.  Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.  The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under Section 12(d)(1)(J), the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.30

Applicants submit that the proposed conditions to the 12(d)(1) Relief requested in this Application, including the requirement that Acquiring Funds enter into an Acquiring Trust Agreement (discussed below), adequately address the concerns underlying the applicable limits in Section 12(d)(1), and that the requested exemption is consistent with the public interest and the protection of investors. Applicants also submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) in a “progressive way” as the concept of investment companies investing in other investment companies evolves over time.31

(ii) Concerns Underlying Section 12(d)(1)(J)

Congress enacted Section 12(d)(1) of the Act to prevent one investment company from buying control of another investment company.32  In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.33 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company.  Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company:

You may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.34

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).365 The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (“PPI Report”).36  These abuses included:  (i) the threat of large scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity.

[30]	H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44 (1996) (“HR 622”).

[31]	Id. at 43-44.

[32]	House Hearing, 76th Cong., 3d Sess., at 113 (1940).

[33]	Hearings on S. 3580 Before the Subcomm. of the Comm. on Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

[34]	House Hearing, 76th Cong., 3d Sess., at 1 12 (1940) (testimony of David Schenker).

[35]	See H.R. Rep. No 91-1382, 91st Cong., 2d Sess., at 11 (1970).

[36]	Report of the Securities and Exchange Comm. on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

Applicants submit that their proposed conditions (set forth in Section VIII, below) address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence.  For example, Condition C.1  limits the ability of an Acquiring Fund’s Advisory Group or an Acquiring Fund’s Sub-Advisory Group to control a Trust or an ETF within the meaning of Section 2(a)(9) of the Act.  For purposes of this Application, an “Acquiring Fund’s Advisory Group” is defined as:

The Acquiring Funds Adviser, Sponsor, any person controlling, controlled by or under common control with the Acquiring Funds Adviser or Sponsor, and any investment company or issuer that would be an investment company but for Section 3(c) (l) or 3(c) (7) of the Act, that is advised or sponsored by the Acquiring Fund Adviser, Sponsor or any person controlling, controlled by or under common control with the Acquiring Fund Adviser or Sponsor.

Also, for purposes of this Application, an “Acquiring Fund’s Sub-Advisory Group” is defined as:

any Acquiring Fund Sub-Adviser, any person controlling, controlled by, or under common control with the Acquiring Fund Sub-Adviser, and any investment company or issuer that would be an investment company but for Section 3(c) (l) or 3(c) (7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Acquiring Fund Sub-Adviser or any person controlling, controlled by or under common control with the Acquiring Fund Sub-Adviser.

For purposes of this Application, an “Acquiring Fund Sub-Adviser” is defined as “any investment adviser within the meaning of Section 2(a) (20) (B) of the Act to an Acquiring Fund.” Any Acquiring Fund Sub-Adviser will be registered, or not subject to registration, as an investment adviser under the Advisers Act.

In addition, Conditions C.2 and C.3 prohibit Acquiring Funds and Acquiring Fund Affiliates from causing an investment by an Acquiring Fund in a Trust or the ETFs to influence the terms of services or transactions between an Acquiring Fund or an Acquiring Fund Affiliate and the Trust or the ETFs, or a Fund Affiliate.  Further, Conditions C.2, C.3, C.4, C.5, C.6 and C.7 are specifically designed to address the potential for an Acquiring Fund and Acquiring Fund Affiliates to exercise undue influence over a Trust, the ETFs and Fund Affiliates.  With respect to concern regarding layering of fees and expenses, Applicant proposes several conditions.  Applicants have designed Condition C.9 of the requested Order to prevent unnecessary duplication or layering of sales charges and other costs.  Also, Applicants propose Condition C.10 in order to prevent any sales charges or service fees on shares of an Acquiring Fund from exceeding the limits applicable to a fund of funds set forth in FINRA Rule 2341(d).

With respect to the potential for duplicative advisory fees, Applicants note that Acquiring Funds will not pay any advisory fees.  Accordingly, there will be no potential for duplicative advisory fees.  With respect to Acquiring Management Companies, Applicants note the Board, including a majority of the Independent Trustees, of any Acquiring Management Company, pursuant to Condition C.12, will be required to find that any fees charged under the Acquiring Management Company’s advisory contract(s) are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Trust or ETF in which the Acquiring Management Company may invest.

Further, Applicants propose that no Trust or ETF will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, other than a Wholly-Owned Subsidiary of the Trust, except to the extent permitted by exemptive relief from the Commission permitting the Trust or an ETF to purchase shares of other investment companies for short-term cash management purposes.  Thus, in keeping with the PPI Report’s concern with overly complex structures, Applicants submit that the requested 12(d)(1) Relief will not create or give rise to circumstances enabling an Acquiring Fund to invest in excess of the limits of Section 12(d)(1)(A) in a Trust or ETF which is in turn able to invest in another investment company or 3(c)(1) or 3(c)(7) issuer in excess of such limits.  In addition to avoiding excess complexity, Applicants believe that the condition requiring that Trust or ETFs will not, except to the extent permitted by exemptive relief from the Commission permitting them to purchase shares of other investment companies for short-term cash management purposes, invest in any other investment company or 3(c)(1) or 3(c)(7) issuer in excess of the limits of Section 12(d)(1)(A), other than a Wholly-Owned Subsidiary, mitigates the concerns about layering of fees.

As noted above, the Trusts and ETFs may invest in one or more Wholly-Owned Subsidiaries to pursue their investment objectives and/or for the purpose of assuring that the Trusts qualify as RICs under Subchapter M of the Code.  The use of a Wholly-Owned Subsidiary in this limited context and for this limited purpose does not raise the concerns about undue influence, layering of fees and complex structures that Section 12(d)(1) was designed to prevent.  Applicants represent that:  (1) each Trust or ETF will be the sole and legal beneficial owner of its Wholly-Owned Subsidiary, which addresses any concerns regarding pyramiding of voting control as a means of undue influence; (2) the Sponsor, or  Adviser or Sub-Adviser, as appropriate, will manage the investments of both a Trust, an ETF and its Wholly-Owned Subsidiary, thus further eliminating any concerns over undue influence by the Sponsor, Adviser or Sub-Adviser; (3) each Trust, or ETF is aware that its investment in a Wholly-Owned Subsidiary enables the Trust or the ETF to continue to qualify as a RIC; and (4) there is no inappropriate layering of fees and expenses as a result of an ETF investing in a Wholly-Owned Subsidiary.  A Trust or ETF that invests in a Wholly-Owned Subsidiary will consolidate its financial statements with the Wholly-Owned Subsidiary’s financial statements, provided that U.S. GAAP or other applicable accounting standards permit consolidation.  In assessing compliance with the asset coverage requirements under Section 18(f) of the Act, a Trust, a  ETF will deem the assets, liabilities and indebtedness of a Wholly-Owned Subsidiary in which the Trust or the ETF invests as its own.  In addition, the expenses of the Wholly-Owned Subsidiary are included in the total annual Trust or ETF operating expenses in the Prospectus of the relevant Trust or ETF.  A Wholly-Owned Subsidiary may rely on Sections 3(c)(1) or 3(c)(7) of the Act to exempt it from registration as an investment company.

Applicants note that certain exchange-traded funds now trading, including those which are recipients of the Prior ETF Orders, have been operating under orders granting relief that is virtually identical to the 12(d)(1) Relief requested in this Application.  Applicants are not aware of any problems or difficulties encountered by such exchange traded funds or the mutual funds relying upon such orders, and expect that the experience of the Trusts and ETFs identified herein and Acquiring Funds should be the same. Accordingly, Applicants hereby request that the Order of exemption be granted in respect of Section 12(d)(1) of the Act.

VIII. CONDITIONS TO THE APPLICATION

Applicants agree that any order granting the requested relief will be subject to the following conditions:

A. Conditions for UIT Relief

1. Conditions With Respect to DSC Relief and Exchange and Rollover Options

1.  Whenever the Exchange Option or Rollover Option is to be terminated or its terms are to be amended materially, any holder of a security subject to that privilege will be given prominent notice of the impending termination or amendment at least 60 days prior to the date of termination or the effective date of the amendment, provided that:

(a)  No such notice need be given if the only material effect of an amendment is to reduce or eliminate the sales charge payable at the time of an exchange, to add one or more new Series eligible for the Exchange Option or the Rollover Option, or to delete a Series which has terminated; and

(b)  No notice need be given if, under extraordinary circumstances, either:

(c)  There is a suspension of the redemption of Units of the Series under Section 22(e) of the Act and the rules and regulations promulgated thereunder, or

(d)  A Series temporarily delays or ceases the sale of its Units because it is unable to invest amounts effectively in accordance with applicable investment objectives, policies and restrictions.

2.  An investor who purchases Units under the Exchange Option or Rollover Option will pay a lower sales charge than that which would be paid for the Units by a new investor.

3.  The Prospectus of each Series offering exchanges or rollovers and any sales literature or advertising that mentions the existence of the Exchange Option or Rollover Option will disclose that the Exchange Option and the Rollover Option are subject to modification, termination or suspension without notice, except in certain limited cases.

4.  Any DSC imposed on a Series’ Units will comply with the requirements of subparagraphs (1), (2) and (3) of Rule 6c-10(a) under the Act.

5.  Each Series offering Units subject to a DSC will include in its Prospectus the disclosure required by Form N-1A relating to deferred sales charges (modified as appropriate to reflect the differences between unit investment trusts and open-end management investment companies) and a schedule setting forth the number and date of each installment payment.

2.  Condition for Exemption from Net Worth Requirement

  1.  Applicants will comply in all respects with the requirements of Rule 14a-3 under the Act, except that the Equity Series will not restrict their Portfolio investments to “eligible trust securities.”

B. Conditions for ETF Relief

1.  The requested ETF relief, other than the Section 12(d)(1) Relief, will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based ETFs.

2.  Neither the Trust nor any ETF will be advertised or marketed as a unit investment trust, an open-end investment company or mutual fund.  Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of the Shares may acquire those Shares from the ETF and tender those Shares for redemption to the ETF in Creation Units only.

3.  The Webpage, which will be publicly accessible at no charge, will contain, on a per Share basis for each ETF, the prior Business Day’s NAV and the market closing price or Bid/Ask price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

4.  As long as an ETF operates in reliance on the Order, its Shares will be listed on a Listing Exchange.

5.  On each Business Day, before commencement of trading in Shares on an ETF’s Listing Exchange, each ETF will disclose on the Webpage the identities and quantities of the Portfolio Positions held by such ETF that will form the basis for the ETF’s calculation of NAV per Share at the end of the Business Day.

6.  Neither the Sponsor or Adviser or any Sub-Advisers, as appropriate, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the ETFs) to acquire any Deposit Instrument for an ETF through a transaction in which such ETF could not engage directly.

C. Conditions for 12(d)(1) Relief

1.  The members of an Acquiring Fund’s Advisory Group will not control (individually or in the aggregate) an ETF within the meaning of Section 2(a)(9) of the Act.  The members of an Acquiring Fund’s Sub-Advisory Group will not control (individually or in the aggregate) an ETF within the meaning of Section 2(a)(9) of the Act.  If, as a result of a decrease in the outstanding voting securities of an ETF, the Acquiring Fund’s Advisory Group or the Acquiring Fund’s Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of an ETF, it will vote its Shares of such ETF in the same proportion as the vote of all other holders of such ETF’s Shares.  This condition does not apply to the Acquiring Fund’s Sub-Advisory Group with respect to an ETF for which the Acquiring Fund Sub-Adviser or a person controlling, controlled by, or under common control with the Acquiring Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

2.  No Acquiring Fund or Acquiring Fund Affiliate will cause any existing or potential investment by the Acquiring Fund in an ETF to influence the terms of any services or transactions between the Acquiring Fund or an Acquiring Fund Affiliate and the ETF or its Affiliates.

3.  The Board of an Acquiring Management Company, including a majority of its Independent Trustees, will adopt procedures reasonably designed to ensure that the Acquiring Fund Adviser and any Acquiring Fund Sub-Adviser are conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from an ETF or its Affiliate in connection with any services or transactions.

4.  Once an investment by an Acquiring Fund in Shares exceeds the limits in Section 12(d)(1)(A)(i) of the Act, the Board of an ETF, including a majority of its Independent Trustees, will determine that any consideration paid by the ETF to an Acquiring Fund or an Acquiring Fund Affiliate in connection with any services or transactions:  (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund ETF; (ii) is within the range of consideration that the ETF would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned.  This condition does not apply with respect to any services or transactions between an  ETF and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.  No Acquiring Fund or Acquiring Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to an ETF) will cause the ETF to purchase a security in any Affiliated Underwriting.

6.  The Board of an ETF including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the ETF in an Affiliated Underwriting, once an investment by an Acquiring Fund in the securities of the ETF exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate.  The Board of the ETF will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Acquiring Fund in the ETF.  The Board of the ETF will consider, among other things:  (i) whether the purchases were consistent with the investment objectives and policies of the ETF; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the ETF in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years.  The Board of the ETF will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the ETF.

7.  Each ETF will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings, once an investment by an Acquiring Fund in the securities of the ETF exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the determinations of the Board of the Fund were made.

8.  Before investing in Shares of an ETF in excess of the limits in Section 12(d)(1)(A), each Acquiring Fund and the ETF will execute an Acquiring Fund Agreement stating, without limitation, that their Boards and their investment adviser(s), or their Sponsor or trustee (“Trustee”), as applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order.  At the time of its investment in Shares of an ETF in excess of the limit in Section 12(d)(1)(A)(i), an Acquiring Fund will notify the ETF of the investment.  At such time, the Acquiring Fund will also transmit to the ETF a list of the names of each Acquiring Fund Affiliate and Underwriting Affiliate.  The Acquiring Fund will notify the ETF of any changes to the list of the names as soon as reasonably practicable after a change occurs.  The ETF and the Acquiring Fund will maintain and preserve a copy of the Order, the Acquiring Fund Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9.  The Acquiring Fund Adviser, Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Acquiring Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted under Rule 12b-1 under the Act) received from the ETF by the Acquiring Fund Adviser, Trustee or Sponsor, as applicable, or an affiliated person of such Acquiring Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Acquiring Fund Adviser, Trustee, or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Acquiring Fund in the ETF.  Any Acquiring Fund Sub-Adviser will waive fees otherwise payable to the Acquiring Fund Sub-Adviser, directly or indirectly, by the Acquiring Management Company in an amount at least equal to any compensation received from an ETF by the Acquiring Fund Sub-Adviser, or an affiliated person of the Acquiring Fund Sub-Adviser, other than any advisory fees paid to the Acquiring Fund Sub-Adviser or its affiliated person by the ETF in connection with any investment by the Acquiring Management Company in the ETF made at the direction of the Acquiring Fund Sub-Adviser.  In the event that the Acquiring Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Acquiring Management Company.

10.  Any sales charges and/or service fees charged with respect to shares of an Acquiring Fund will not exceed the limits applicable to a fund of funds as set forth in FINRA Rule 2341(d).

11.  No ETF  will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent (i) the ETF acquires securities of another investment company pursuant to exemptive relief from the Commission permitting such ETF to acquire securities of one or more investment companies for short-term cash management purposes or (ii) the ETF invests in a Wholly-Owned Subsidiary that is a wholly-owned and controlled subsidiary of the ETF as described in the Application.  Further, no Wholly-Owned Subsidiary will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act other than money market funds that comply with Rule 2a-7 for short-term cash management purposes.

12.  Before approving any advisory contract under Section 15 of the Act, the Board of each Acquiring Management Company, including a majority of the Independent Trustees, will find that the advisory fees charged under such advisory contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any ETF in which the Acquiring Management Company may invest.  These findings and their basis will be recorded fully in the minute books of the appropriate Acquiring Management Company.

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UPON THE BASIS OF THE FOREGOING, it is respectfully requested that the Commission enter an order, based on the facts as hereinabove set forth, under Section 6(c) of the Act granting exemptions from Sections 2(a)(32), 2(a)(35), 14(a), 17(a)(1), 17(a)(2), 19(b), 22(d) and 26(a)(2)(C) of the Act and rules 19b-1 and 22c-1 thereunder, and approving certain exchange and rollover options pursuant to Section 11(a) and Section 11(c) of the Act on the basis described herein, all to the extent necessary as described in this application.

The verification required by Rule 0-2(d) is attached hereto.

IX. NAMES AND ADDRESSES

The following are the names and addresses of Applicants:

Applicants file this Application in accordance with Rule 0-2 under the Act.  Pursuant to Rule 0-2(f) under the Act, the following are the names and addresses of the Applicant

 Benjamin Fulton
Elkhorn Securities LLC
Elkhorn Unit Trust
Amplify Unit Investment Trust
207 Reber Street
Suite 201
Wheaton, Illinois 60187
Tel: 630-355-4676

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Kathleen H. Moriarty, Esq.
Arnold & Porter Kaye Scholer LLP
250 West 55th Street
New York, NY 10019

X. PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

 Pursuant to Rule 0-2(c) of the General Rules and Regulations under the Act, Applicants declare that this Application is signed by Benjamin Fulton, the Chief Executive Officer of Elkhorn Securities LLC, pursuant to the authority vested in him as set forth in the certification included as Exhibit A, which certifications remain in effect.

In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this Application.

Applicants have caused this Application to be duly signed on their behalf on the 15th day of February, 2017.

Elkhorn Securities LLC

By:	/s/ Benjamin Fulton
Name:	Benjamin Fulton
Title:	Chief Executive Officer

Elkhorn Unit Trust

By:	/s/ Benjamin Fulton
Name:	Benjamin Fulton
Title:	Chief Executive Officer on behalf of the Trust as Sponsor

Amplify Unit Investment Trust
By: Elkhorn Securities LLC, as Sponsor

By:	/s/ Benjamin Fulton
Name:	Benjamin Fulton
Title:	Chief Executive Officer

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